Filed by Informa PLC
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Toro CombineCo, Inc.
Commission File No.: 333-280529

The following press release was made available on July 24, 2024.

Informa PLC | Half-Year Results for Six Months to 30 June 2024 1 Informa.com Informa PLC 2024 Half-Year Results 24 July 2024 Operating Performance, Expansion and Balance Sheet Strength Full year guidance increased, recommended offer for Ascential and credit rating upgrade Informa (LSE: INF.L), the international B2B Events, B2B Digital Services and Academic Markets Group today published half year results for 2024, delivering underlying operating profit growth of 18.8%, revenue growth of 11% and dividend growth of 10%, thereby increasing full year guidance. Separately, the Group today announced a recommended cash offer for Ascential plc. Stephen A. Carter, Group Chief Executive, Informa PLC, said: ”As the world digitises at pace, our brands, our content and our market positions are becoming more valuable. This is moving Informa into a faster growth lane for performance, expansion and returns, as demonstrated by our full year target of up to £1bn of adjusted operating profit and today’s recommended offer for Ascential plc.” 2024 Half Year Results… • Double-digit underlying growth: Underlying revenue growth of 11.0% and underlying adjusted operating profit growth of 18.8% in H1 2024, reflecting further strong growth in B2B Markets businesses (Informa Markets, Informa Connect and Informa Tech) and accelerating growth in Academic Markets; • Double-digit reported growth: On a reported basis, Informa delivered double-digit growth in Revenues (+11.5% to £1,695.3m), Adjusted Operating Profit (+12.9% to £466.9m) and Free Cash Flow (+27.1% to £285.5m); • Increased 2024 full year guidance: Underlying growth, international expansion and AI partnerships lead to a further increase in 2024 full year guidance. Results now expected to be above the top-end of the guidance range, including double-digit underlying revenue growth and an ambition to deliver adjusted operating profit of up to £1bn; • Higher operating margin: Adjusted operating margin increased to 27.5% (H1 2023: 27.2%). Continuing conversion of revenues to profits supports further margin expansion across the full year; • Growth in adjusted earnings: Adjusted Diluted Earnings per Share +5.8% to 23.8p (H1 2023: 22.5p), with underlying growth balanced by currency movements, biennial phasing, interest costs, tax rates and a step up in non-controlling interests; • Further statutory performance: H1 2024 statutory revenue of £1,695.3m (H1 2023: £1,520.5m), statutory operating profit of £262.9m (H1 2023: £298.9m) and statutory diluted EPS of 10.8p (H1 2023: 17.9p); • Balance sheet strength: Operating performance, free cash flow growth and capital allocation discipline reflected in enhanced credit ratings, with Moody’s, S&P Global and Fitch upgrading to Baa2, BBB and BBB respectively. Recommended Offer for Ascential plc • Recommended offer at 568p in cash: As detailed in a separate 2.7 statement, Informa has announced a recommended offer for Ascential plc, the owner of the Lions and Money20/20 businesses, for £1.2bn in cash; Growth and Acceleration • Underlying Revenue Growth: 11% • Reported Revenue Growth: 12% • Underlying Adjusted Operating Profit Growth: 19% • Reported Adjusted Operating Profit Growth: 13% • Dividend per Share Growth: 10% • Free Cash Flow Growth: 27% • Adjusted Diluted Earnings per Share Growth: 6%

Informa PLC | Half-Year Results for Six Months to 30 June 2024 2 Informa.com Momentum and Growth in all divisions… • Informa Markets…Further strong growth: Increasing demand for high quality connections and live B2B experiences delivering volume and value growth (12.9% underlying revenue growth in H1), supported by investment in enhanced customer experience and value-added digital services; • Informa Connect…Growth and expansion: Investment in first party data, customer value and event festivalisation driving improved customer retention, higher yields and consistent strong growth (6.5% underlying revenue growth in H1). Addition of Tarsus and Winsight portfolios have added scale and further depth in the Anti-Aging & Aesthetics and FoodService sectors; • TechTarget…Continuing combination progress: Proposed combination of Informa Tech’s Digital Businesses (Industry Dive, Omdia, Canalys, NetLine and the Digital Media Brands) with NASDAQ-listed TechTarget on track to complete in Q4 2024, with preliminary SEC proxy statement filed and combination planning well advanced; • Taylor & Francis…Accelerated growth: Continuing growth in Open Research combined with robust performance in Pay-to-Read products (Subscription renewals, Advanced Learning) is delivering continuing underlying revenue growth, which is further boosted by AI partnership revenues (7.5% underlying revenue growth in H1); • Informa Group…Internationalisation and growth: Breadth and depth in fast-growth economies delivering revenue acceleration through geo-adaptations and new event launches, with particular strength in the IMEA region (India, Middle East and Africa); • AI partnerships…Further momentum: Value of unique specialist content reflected in Partnership and Data Access agreements with AI technology leaders; second major partnership secured, taking AI-related revenues to $75m+ in 2024; commitment to reinvest up to one third of 2024 AI partnership profit into accelerated Technology, Open Research and AI product development, including specialised expert agents based on our unique content. Strong Shareholder Returns… • Free cash flow strength: Strong cash conversion providing flexibility to reinvest in organic growth initiatives and inorganic expansion, with consistently strong shareholder returns; • Strong shareholder returns: Share buybacks of £339m completed in the first half, additional cash returns in July from payment of 2023 Final Dividend of 12.2p per share or £164m; • Continuing dividend growth1 : Strong underlying performance supports consistent dividend growth, with the interim dividend increased 10.3% year-on-year to 6.4p; • Ongoing share buybacks in 2024: Share Buyback Programme further extended in May, c.£420m completed to 23 July and over £1.45bn returned via buybacks since the divestment of our Intelligence portfolio in 2022; • Review of retained investments: We are currently reviewing our portfolio of retained minority investments to determine the best route to unlock value from these interests. This follows strong operating performances and expressions of interest from third parties. 1 In this report, we refer to non-statutory measures, as defined in the Glossary on page 59. Enquiries Stephen A. Carter, Group Chief Executive +44 (0) 20 8052 0400 Gareth Wright, Group Finance Director +44 (0) 20 8052 0400 Richard Menzies-Gow, Director of IR & Communications +44 (0) 20 8052 2787 Tim Burt / Anthony Di Natale – Teneo +44 (0) 7583 413254 / +44 (0) 7880 715975

informa

2024 H1 Financial Summary

	H1 2024 £m	H1 2023 £m	Reported %	Underlying[2] %
Revenue	**1,695.3**	1,520.5	11.5	11.0
Statutory operating profit	**262.9**	298.9		
Adjusted operating profit[3]	**466.9**	413.5	12.9	18.8
Adjusted operating margin (%)[3]	**27.5**	27.2		
Statutory profit before tax	**237.4**	314.6		
Adjusted profit before tax[3]	**441.2**	416.3		
Statutory diluted earnings per share (p)	**10.8**	17.9		
Adjusted diluted earnings per share (p)[3]	**23.8**	22.5	5.8	
Cash flow from operating activities[3]	**285.4**	188.6		
Free cash flow[3]	**285.5**	224.6	27.1	
Net debt (incl. Leases)[3]	**1,712.6**	1,214.1		
Dividend per share (p)	**6.4**	5.8	10.3	

2024 H1 Divisional Highlights

	H1 2024 £m	H1 2023 £m	Reported %	Underlying[2] %
Informa Markets				
Revenue	**838.3**	760.8	10.2	12.9
Statutory operating profit / (loss)	**176.9**	133.8	32.2	
Adjusted operating profit[3]	**274.8**	238.1	15.4	24.5
Adjusted operating margin[3] (%)	**32.8**	31.3		
Informa Connect				
Revenue	**328.3**	278.7	17.8	6.5
Statutory operating profit / (loss)	**24.9**	18.1	37.6	
Adjusted operating profit[3]	**67.4**	60.7	11.0	6.7
Adjusted operating margin[3] (%)	**20.5**	21.8		
Informa Tech				
Revenue	**227.6**	197.6	15.2	15.5
Statutory operating profit / (loss)	**(10.8)**	87.4	n/a	
Adjusted operating profit[3]	**30.3**	27.6	9.8	15.6
Adjusted operating margin[3] (%)	**13.3**	14.0		
Taylor & Francis				
Revenue	**301.1**	283.4	6.2	7.5
Statutory operating profit / (loss)	**71.9**	59.6	20.6	
Adjusted operating profit[3]	**94.4**	87.1	8.4	13.6
Adjusted operating margin[3] (%)	**31.4**	30.7		

[2]In this document we refer to Statutory (Reported) and Underlying results. Underlying figures are adjusted for acquisitions and disposals, the phasing of events including biennials, the impact of changes from new accounting standards and accounting policy changes, and the effects of currency. It includes, on a pro-forma basis, results from acquisitions from the first day of ownership in the comparative period and excludes results from disposals from the date of disposal in the comparative period. Statutory figures exclude such adjustments. Alternative performance measures are detailed in the Glossary.

[3]In this document we also refer to Statutory (Reported) and Adjusted results, as well as other non-statutory financial measures. Adjusted results are prepared to provide an alternative measure to explain the Group's performance. Adjusted results exclude adjusting items as set out in Note 4 to the Condensed Consolidated Financial Statements. Operating Cash Flow, Free Cash Flow, Net Debt and other non-statutory measures are detailed in the Financial Review and Glossary. This is consistent with prior periods.

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Informa PLC | Half-Year Results for Six Months to 30 June 2024

informa

Trading Outlook

Informa's strategy to internationalise and focus its businesses on structurally growing specialist sectors and niche subject categories is serving the company well. Notwithstanding the uncertainty caused by ongoing conflict, national elections and macro-economic headwinds, the execution of our strategy combined with our investment in first party data, digital platforms and customer experience, is delivering strong operating momentum.

Further increase to 2024 Full Year Guidance

Strong underlying performances in all of Informa's businesses through the first half of 2024, combined with good forward visibility and AI partnerships have led to a further increase in full year expectations.

Across our B2B Markets businesses (**Informa Markets, Informa Connect, Informa Tech**), we are now targeting double digit aggregate underlying revenue growth and higher adjusted operating margins. Similarly, in Academic Markets (**Taylor & Francis**), the addition of further AI partnerships is expected to take AI partnership revenues to $75m+ in 2024. This will increase total divisional underlying revenue growth to a double-digit percentage, comprising underlying operational growth of c.4% and an additional c.10% from AI-partnerships.

We continue to invest in first party data, enhancing our digital platforms and improving customer/author experience through automation, simplification and high value services. Informa will be reinvesting up to one third of the AI-partnership profits in **Taylor & Francis** into accelerated technology, Open Research and AI product development across the Group.

Notwithstanding this investment programme, we are targeting a Group adjusted operating margin of c.28% in 2024, in line with our stated margin ambitions.

Increased Market Guidance

	2024 Updated Guidance	2024 Current Guidance	2023 Reported
Group Underlying Revenue Growth	Double-digit	High single digit	30.4%
Revenues	Above the range	Upper end of range: £3,450m - £3,500m	£3,189.6m
Adjusted Operating Profit	Above the range (up to £1bn)	Upper end of range: £950m - £970m	£853.8m
Adjusted Free Cash Flow	£740m+	£720m++	£631.7m
B2B Markets Underlying Revenue Growth	Double-digit	High single digit	39.2%
Academic Markets Underlying Revenue Growth	Double-digit	5%+	3.0%

*Guidance excludes any effect of the proposed combination with TechTarget; GBP/USD 1.26

Informa Markets…Unique power brands driving consistent strong growth

Our transaction-led Live B2B Events business continues to deliver strong performances across the world and the outlook for the remainder of 2024 and into 2025 remains very positive. As the world becomes ever more digital, companies are putting greater emphasis on face-to-face connections and opportunities to deepen customer relationships and develop new business, underpinning demand for our specialist B2B products and services.

At the heart of our strength is the power of our unique B2B brands, which serve more than 20 specialist sectors. Each brand is part of the fabric of its sector, acting as a platform for convening the industry, showcasing innovation and driving growth, investment and expansion.

Over recent years, we have been investing in **First Party Data** through **IIRIS**, as well as continuing to develop our range of value-added services for exhibitors and attendees. This is improving the overall customer experience and creating new revenue streams, driving up average yields across the portfolio.

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Informa PLC | Half-Year Results for Six Months to 30 June 2024

Informa PLC | Half-Year Results for Six Months to 30 June 2024 5 Informa.com We are also delivering consistent volume growth, both at existing shows and through the launch of new ones. Our international network is a key advantage, with powerful events platforms established in all major geographic regions. This is providing access to rapidly expanding economies in ASEAN and IMEA (India, Middle East, Africa), most notably in the Kingdom of Saudi Arabia, which is currently the fastest growing geography for B2B Events. Through our Tahaluf partnership, our business in the Kingdom of Saudi Arabia, has grown from nothing three years ago to a portfolio that by the end of 2024 is on track to include 10 events in total, serving sectors including Real Estate & Construction (Cityscape Global) and Food & Hospitality (Inflavour) as well as Future Technology (LEAP) and Cyber Security (Black Hat Middle East). We will also this year launch a new brand, 24 FinTech, into the rapidly growing FinTech sector in the region. The combination of volume and value growth is expected to deliver double-digit underlying revenue growth in Informa Markets in 2024, with more than 100 of its 350 major brands on track to grow more than 15%. These positive dynamics are expected to continue, which are reflected in strong rebooking trends across the portfolio, with 2025 forward booked revenues tracking ahead of where they were at the same time last year, suggesting another year of strong growth ahead. Informa Connect…Customer value, festivalisation and growth The core drivers of demand for our content-led Live B2B Events are similar to Informa Markets, with increasing value being placed on face-to-face experiences that convene industries and professional communities and deliver high value content and connections. Amongst these events, we are also seeing an increasing trend towards festivalisation, mirroring the growth in consumer events, with premium value paid for unique experiences that create a fear of missing out, immersive activities that deepen connections to the community and those events offering a broad spectrum of cutting-edge content and inspirational speakers. A number of Informa Connect’s brands possess some of these characteristics (eg SuperReturn, IM Power) and we are investing to expand and enhance these premium features both within these events and across the wider portfolio, where relevant. In tandem, we continue to leverage our first party customer data and analytics platform, IIRIS, to increase value for delegates and sponsors. IIRIS is embedded across our B2B Events portfolio, delivering 20m+ first party data records, and fuelling products like Lead Insights, an end-to-end platform for scoring, qualifying and activating leads. This is enabling customers to analyse events/digital data in near real-time and directly launch and track targeting campaigns, significantly increasing the utility and value of our data. Data is also at the heart of our subscription-based businesses within Informa Connect: IGM (Fixed Income/FX Data & Information), Zephyr (Wealth Management Data & Reporting) and Curinos (Retail Banking Data & Intelligence). Following a period of investment to strengthen underlying technology and expand our service offering, these specialist data and content businesses are building momentum, with growth anticipated to improve through the second half of the year. In 2023, we expanded the Informa Connect portfolio through the addition of brands from the Tarsus and Winsight acquisitions, expanding our position in the Anti-Aging & Aesthetics (A4M Spring Congress), Healthcare (Health Connect Partners) and FoodService (National Restaurant Association Show) sectors. These businesses are now fully integrated into Informa Connect’s platform and already contributing to growth. The scale of Informa Connect will be further enhanced when our portfolio of B2B Technology Event brands currently managed within Informa Tech (Black Hat, GDC, London Tech Week etc) are combined into the business, which will take total revenues for the division to more than $1bn.

Informa PLC | Half-Year Results for Six Months to 30 June 2024 6 Informa.com Looking forward, pacing on delegate and sponsorship revenues remains strong across the portfolio and with accelerating growth expected in our subscriptions-based businesses through the second half of the year, we expect full year underlying revenue growth to be above the run rate through the first half. Informa Tech…Growth and US expansion At Informa Tech, the focus for 2024 is twofold: firstly, to maintain positive trading momentum across the portfolio and, secondly, to complete the procedural elements of the proposed TechTarget combination and bring the two businesses together effectively, with a view to completion in Q4 2024 and entering 2025 as a new business listed on NASDAQ. Trading through the first half of the year was strong, with underlying revenue growth of 15.5% driven largely by the Events portfolio and strong performances in Future Technology (LEAP), Festivals (London Tech Week) and Data (Data Center World). Our subscriptions-based Specialist Tech Research businesses, Omdia and Canalys, also performed well, with the other digital businesses broadly flat in aggregate, in line with wider industry trends. This was as anticipated at the start of the year, with an expectation that marketing investment by technology companies will start to pick up as we move into 2025. Looking ahead, with fewer high growth brands running through the second six months of the year, underlying revenue growth is expected to ease from first half levels. TechTarget: On track for completion in Q4 2024 The proposed combination of Informa Tech’s digital businesses (Industry Dive, Omdia, Canalys, NetLine and the Digital Media Brands) with US-listed TechTarget is progressing to plan and remains on schedule to complete in Q4. The combined business will be led by Gary Nugent, Informa Tech’s current CEO, and headquartered and listed in the US, with the ambition to become a leading B2B growth accelerator for Technology companies. As detailed in the preliminary proxy statement filed with the SEC in recent weeks, the ambition is to double revenues of the combined business to $1bn within five years, through a combination of underlying growth and targeted additions. Strong underlying revenue growth combined with $45m of operating synergies is also expected to increase adjusted EBITDA margins to 35%+. Academic Markets…Growth acceleration and AI partnerships The breadth and volume of specialist research output continues to grow around the world, underpinned by growth in higher education and consistent state-level investment in innovation. In a world where inaccurate or fabricated outputs and claims are becoming more prevalent, all this research wants some level of independent validation and verification, alongside indexing and distribution. This is underpinning demand for specialist academic services and fuelling growth in open research. These dynamics are reflected in our own business, with traditional pay-to-read subscription and advanced learning products maintaining strong relevance within institutions and with funders and authors. There is no shortage of high-quality research submissions to traditional peer review journals, ensuring standards remain high and demand for access strong. This is underpinning journal subscriptions and the continuing importance and value of Read and Publish Agreements with certain institutions. At the same time, we are seeing Open Research volumes grow and our investments in processes and platforms over recent years are enabling us to capture and monetise more of this output. The combination of robust revenues in traditional areas with acceleration in Open Research is driving the overall rate of underlying growth higher. Additional AI-related revenues mean we will comfortably exceed our stated ambition to deliver 4% underlying revenue growth in 2024 but excluding this new category of revenues, we remain on track to meet our original target for underlying operational growth.

Informa PLC | Half-Year Results for Six Months to 30 June 2024 7 Informa.com AI Development and Partnerships Across the Group, we are deploying AI technology to drive operating efficiencies and enhance our products and services. Within Academic Markets, this includes deployment in areas such as research paper submissions, authenticity screening, factual verification and editorial. We are also now partnering with two leading AI technology companies on the role of specialist expert agents, exploring the potential to develop new products that help to further promote discovery, research understanding, research integrity and knowledge creation. These partnerships include Data Access agreements for non-exclusive access to certain archive content of Taylor & Francis, to help train and improve the relevance of outputs from Large Language Models (“LLMs”). They are a source of significant new value for Taylor & Francis and additional royalties for authors, with total AI partnership revenues expected to be over $75m in 2024. This covers access to historical content, with some additional recurring annual fees over the next three years for access to newly created knowledge. Discussions with other AI technology companies are ongoing. We are focused on ensuring we fully leverage the power of AI in our own products and services and so have committed to reinvest up to one third of the profit generated through our partnerships into technology, open research, research integrity and AI product development at Informa, including in relation to improved discoverability and automated citations.

informa

Financial review

Income Statement

The financial results for the six months to 30 June 2024 ("H1 2024") reflect a strong trading performance across both our B2B Markets businesses (Informa Markets, Informa Connect and Informa Tech) and our Academic Markets business, Taylor & Francis. Reported revenues and profits for these businesses were significantly higher than the prior year, driven by strong underlying revenue growth in all businesses.

	Adjusted results H1 2024 £m	**Adjusting items H1 2024 £m**	**Statutory results H1 2024 £m**	Adjusted results H1 2023 £m	Adjusting items H1 2023 £m	Statutory results H1 2023 £m
Revenue	**1,695.3**	**-**	**1,695.3**	1,520.5	-	1,520.5
Operating profit/(loss)	**466.9**	**(204.0)**	**262.9**	413.5	(114.6)	298.9
Fair value gain on investments	**-**	**4.3**	**4.3**	-	9.4	9.4
(Loss)/profit on disposal of subsidiaries and equity interests	**-**	**(4.1)**	**(4.1)**	-	4.3	4.3
Net finance (costs)/income	**(25.7)**	**-**	**(25.7)**	2.8	(0.8)	2.0
Profit/(loss) before tax	**441.2**	**(203.8)**	**237.4**	416.3	(101.7)	314.6
Tax (charge)/credit	**(90.5)**	**27.7**	**(62.8)**	(79.1)	34.4	(44.7)
Profit/(loss) for the year	**350.7**	**(176.1)**	**174.6**	337.2	(67.3)	269.9
Adjusted operating margin	**27.5%**			27.2%		
Adjusted diluted and statutory diluted EPS	**23.8**		**10.8**	22.5		17.9

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Informa.com Informa PLC | Half-Year Results for Six Months to 30 June 2024

informa

Financial Results

Informa delivered an 11.5% increase in revenue in the first half to £1,695.3m, reflecting an 11.0% increase on an underlying basis. All divisions delivered revenue growth in the period.

The Group reported statutory operating profit of £262.9m, compared with statutory operating profit of £298.9m for the six months to 30 June 2023, with the decrease reflecting the non-recurrence of fair value gains recorded in the prior period. Adjusted operating profit was £466.9m, which was 12.9% higher year-on-year and 18.8% higher on an underlying basis, reflecting strong underlying revenue growth and increased adjusted operating margins.

Statutory net finance costs were £25.7m for H1 2024 (H1 2023: net finance income £2.0m), and adjusted net finance costs were £25.7m (H1 2023: net finance income £2.8m). The increase was driven by lower interest earned on cash balances following the reinvestment of cash received from the divestment of the Informa Intelligence businesses into targeted acquisitions, including Tarsus, Winsight and HIMSS Global Health Conference & Exhibition.

The combination of all these factors led to a statutory profit before tax of £237.4m, compared with £314.6m in the six months ended 30 June 2023. The profit in the period led to a statutory tax charge of £62.8m in H1 2024 compared with a tax charge of £44.7m in the six months ended 30 June 2023.

This profit outcome translated into a statutory diluted earnings per share (EPS) of 10.8p compared with 17.9p for the six months ended 30 June 2023. This decrease reflects lower statutory operating profit, partially offset by fewer shares in issue as a result of the share buyback programme. Adjusted diluted EPS increased to 23.8p from 22.5p in the six months to 30 June 2023.

Measurement and Adjustments

In addition to statutory results, adjusted results are prepared for the Income Statement. These include adjusted operating profit, adjusted diluted EPS and other underlying measures. A full definition of these metrics can be found in the glossary of terms on page 59. The divisional table on page 11 provides a reconciliation between statutory operating profit and adjusted operating profit by division.

Underlying revenue and adjusted operating profit growth on an underlying basis are reconciled to statutory growth in the table below:

	Underlying growth	Phasing and other items	Acquisitions and disposals	Currency change	Reported growth
H1 2024					
Revenue	**11.0%**	**(2.8)%**	**6.7%**	**(3.4)%**	**11.5%**
Adjusted operating profit	**18.8%**	**(6.8)%**	**5.0%**	**(4.1)%**	**12.9%**

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Informa PLC | Half-Year Results for Six Months to 30 June 2024

Adjusting Items

The items below have been excluded from adjusted results. The total adjusting items included in the operating profit in the year were £204.0m (H1 2023: £114.6m). The most significant item in H1 2024 was intangible asset amortisation of £155.9m.

	H1 2024 £m	H1 2023 £m	FY 2023 £m
Intangible asset amortisation[1]	**155.9**	151.0	312.8
Impairment – acquisition-related and other intangible assets	**-**	-	25.1
Impairment/(reversal) – right of use assets	**3.5**	(0.5)	(0.6)
Impairment – property and equipment	**0.4**	-	-
Acquisition costs	**23.7**	36.5	53.3
Integration costs	**11.5**	3.1	19.7
Restructuring and reorganisation costs	**4.9**	0.3	11.0
Fair value loss on contingent consideration	**19.5**	3.0	12.0
Fair value gain on contingent consideration	**(15.4)**	(78.8)	(87.6)
Foreign exchange loss on swap settlement	**-**	-	5.6
Credit in respect of unallocated cash	**-**	-	(5.3)
Adjusting items in operating profit	**204.0**	114.6	346.0
Fair value gain on investments	**(4.3)**	(9.4)	(1.3)
Loss/(profit) on disposal of subsidiaries and equity interests	**4.1**	(4.3)	(3.0)
Finance costs	**-**	0.8	0.8
Adjusting items in profit before tax	**203.8**	101.7	342.5
Tax related to adjusting items	**(27.7)**	(34.4)	(127.0)
Adjusting items in profit for the period	**176.1**	67.3	215.5

1. Excludes intangible product development and software amortisation.

Intangible amortisation of £155.9m relates to the historical addition of book lists and journal titles, acquired databases, customer and attendee relationships and brands related to exhibitions, events and conferences. As it relates to acquisitions, this is not treated as an ordinary cost. By contrast, intangible asset amortisation arising from software assets and product development is treated as an ordinary cost in the calculation of operating profit, so is not treated as an adjusting item.

Acquisition costs of £23.7m principally relate to the proposed combination with TechTarget.

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Informa.com Informa PLC | Half-Year Results for Six Months to 30 June 2024

informa

Divisional Performance

The table below shows the H1 2024 results and adjusting items by Division, highlighting the continued strong growth across all of our businesses.

	Informa Markets £m	Informa Tech £m	Informa Connect £m	Taylor & Francis £m	Group £m
Revenue	**838.3**	**227.6**	**328.3**	**301.1**	**1,695.3**
Underlying revenue growth	12.9%	15.5%	6.5%	7.5%	11.0%
Statutory operating profit/(loss)	**176.9**	**(10.8)**	**24.9**	**71.9**	**262.9**
Add back:					
Intangible asset amortisation[1]	90.3	18.8	26.0	20.8	155.9
Impairment – right of use assets	-	1.4	1.8	0.3	3.5
Impairment – property and equipment	0.3	0.1	-	-	0.4
Acquisition costs	2.3	20.6	0.3	0.5	23.7
Integration costs	4.5	1.7	4.8	0.5	11.5
Restructuring and reorganisation (credits)/costs	(0.1)	4.5	0.1	0.4	4.9
Fair value loss/(gain) on contingent consideration	0.6	(6.0)	9.5	-	4.1
Adjusted operating profit	**274.8**	**30.3**	**67.4**	**94.4**	**466.9**
Underlying adjusted operating profit growth	24.5%	15.6%	6.7%	13.6%	18.8%

1. Intangible asset amortisation is in respect of acquired intangibles and excludes amortisation of software and product development.

Adjusted Net Finance Costs

Adjusted net finance costs for the period were £25.7m compared to net finance income of £2.8m in H1 2023. Net statutory finance costs were £25.7m compared to net finance income of £2.0m in H1 2023. The movement in net finance costs primarily relates to lower interest income on cash balances in H1 2024 compared with H1 2023 when cash proceeds of £2.1bn were received from the divestment of the Informa Intelligence portfolio.

The reconciliation of statutory finance costs and finance income to the adjusted net finance (income)/costs is as follows:

	H1 2024 £m	H1 2023 £m	FY 2023 £m
Finance income	**(6.6)**	(37.9)	(47.4)
Finance costs	**32.3**	35.9	67.4
Statutory net finance costs/(income)	**25.7**	(2.0)	20.0
Add back: adjusting items relating to finance costs	**-**	(0.8)	(0.8)
Adjusted net finance costs/(income)	**25.7**	(2.8)	19.2

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Informa PLC | Half-Year Results for Six Months to 30 June 2024

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Taxation

The Group continues to recognise that taxes paid are part of the economic benefit created for the societies in which we operate, and that a fair and effective tax system is in the interests of taxpayers and society at large. We aim to comply with tax laws and regulations everywhere the Group does business, and Informa has open and constructive working relationships with tax authorities worldwide. Our approach balances the interests of stakeholders including shareholders, governments, colleagues and the communities in which we operate.

The Group's adjusted effective tax rate (as defined in the Glossary) reflects the blend of tax rates and profits in the jurisdictions in which we operate. In H1 2024, the adjusted effective tax rate was 20.5% (H1 2023: 19.0%).

Earnings Per Share

Adjusted diluted EPS was 5.8% higher at 23.8p (H1 2023: 22.5p), largely reflecting higher adjusted earnings of £323.1m (H1 2023: £318.7m) together with a 3.9% decrease in the weighted average number of shares following share buybacks completed during the year.

An analysis of adjusted diluted EPS and statutory diluted EPS is as follows:

	H1 2024 £m	H1 2023 £m	FY 2023 £m
Statutory profit for the year	**174.6**	269.9	462.7
Add back: Adjusting items in profit/loss for the year	**176.1**	67.3	215.5
Adjusted profit for the year	**350.7**	337.2	678.2
Non-controlling interests relating to adjusted profit	**(27.6)**	(18.5)	(43.1)
Adjusted earnings	**323.1**	318.7	635.1
Weighted average number of shares used in adjusted diluted EPS (m)	**1,359.0**	1,414.3	1,402.7
Adjusted diluted EPS (p)	**23.8**	22.5	45.3

	H1 2024 £m	H1 2023 £m	FY 2023 £m
Statutory profit for the year	**174.6**	269.9	462.7
Non-controlling interests	**(27.3)**	(16.4)	(43.7)
Statutory earnings	**147.3**	253.5	419.0
Weighted average number of shares used in diluted EPS (m)	**1,359.0**	1,414.3	1,402.7
Statutory diluted EPS (p)	**10.8**	17.9	29.9

Dividends

The Group has a progressive dividend policy, with a view to growing dividends steadily and consistently, striking a balance between rewarding shareholders and retaining the financial strength and flexibility to reinvest in the business and pursue attractive growth opportunities.

For H1 2024, the Board has declared an interim dividend of 6.4p per share (H1 2023: 5.8p per share). The interim dividend will be paid on 20 September 2024 to ordinary shareholders registered as at the close of business on 9 August 2024. The Dividend Reinvestment Plan (DRIP) will be available for the interim dividend and the last date for receipt of elections for the DRIP will be 30 August 2024.

Currency Movements

One of the Group's strengths is its international reach and balance, with colleagues and businesses located in most major economies of the world. This means the Group generates revenues and expenses in a mixture of currencies, with particular exposure to the US dollar, as well as some exposure to the Euro and the Chinese renminbi.

In H1 2024, approximately 64% (H1 2023: 65%) of Group revenue was received in USD or currencies pegged to USD, with 8% (H1 2023: 6%) received in Euro and 8% (H1 2023: 11%) in Chinese renminbi.

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Informa PLC | Half-Year Results for Six Months to 30 June 2024

Similarly, in H1 2024 we incurred approximately 54% (H1 2023: 55%) of our costs in USD or currencies pegged to USD, with 7% (H1 2023: 8%) in Chinese renminbi and 3% (H1 2023: 3%) in Euro.

In H1 2024 each one cent ($0.01) movement in the USD to GBP exchange rate has a circa £18m (H1 2023: circa £16m) impact on annual revenue, and a circa £7m (H1 2023: circa £6m) impact on annual adjusted operating profit.

The following rates versus GBP were applied during the period:

	H1 2024		H1 2023		FY 2023	
	Closing rate	**Average rate**	Closing rate	Average rate	Closing rate	Average rate
US dollar	**1.26**	**1.27**	1.26	1.23	1.27	1.24
Chinese renminbi	**9.19**	**9.12**	9.18	8.57	9.05	8.82
Euro	**1.18**	**1.17**	1.17	1.14	1.15	1.15

Free Cash Flow

Cash management and cash generation remain a key priority and focus for the Group, providing the funds and flexibility for paying down debt, future organic and inorganic investment and consistent shareholder returns. Our businesses typically convert adjusted operating profit into cash at a strong rate, reflecting the relatively low capital intensity of the Group. In 2024, absolute levels of free cash flow continued to grow year-on-year driven by higher profits and lower working capital outflows. Working capital in H1 2023 was impacted by cash being held at 31 December 2022 against 2023 events previously postponed, particularly in China.

The following table reconciles the statutory operating profit to operating cash flow and free cash flow, both of which are defined in the glossary.

	H1 2024 £m	H1 2023 £m	FY 2023 £m
Statutory operating profit	**262.9**	298.9	507.8
Add back: Adjusting items	**204.0**	114.6	346.0
Adjusted operating profit	**466.9**	413.5	853.8
Depreciation of property and equipment	**7.9**	6.4	13.5
Depreciation of right of use assets	**13.6**	12.6	26.3
Software and product development amortisation	**22.8**	18.8	41.1
Share-based payments	**9.0**	11.5	20.8
Loss/(profit) on disposal of other assets	**0.1**	(0.1)	2.4
Adjusted share of joint venture and associate results	**(1.3)**	(1.1)	(5.8)
Adjusted EBITDA[1]	**519.0**	461.6	952.1
Capital expenditure	**(43.5)**	(41.5)	(93.8)
Working capital movement[2]	**(104.7)**	(149.3)	(55.2)
Pension deficit contributions	**(0.6)**	(1.2)	(3.5)
Operating Cash Flow	**370.2**	269.6	799.6
Restructuring and reorganisation	**(12.6)**	(5.5)	(15.4)
Onerous contracts and one-off costs paid associated with COVID-19	**-**	(0.9)	(0.9)
Net interest (payments)/receipts	**(18.0)**	2.6	(39.2)
Taxation	**(54.1)**	(41.2)	(112.4)
Free Cash Flow	**285.5**	224.6	631.7

1. Adjusted EBITDA represents adjusted operating profit before interest, tax, and non-cash items including depreciation and amortisation.
2. Working capital movement excludes movements on restructuring, reorganisation, COVID-19 costs and acquisition and integration accruals or provisions as the cash flow relating to these amounts is included in other lines in the Free Cash Flow and reconciliation from Free Cash Flow to net funds flow. The variance between the working capital in the Free Cash Flow and the Consolidated Cash Flow Statement is driven by the non-cash movement on these items.

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Informa.com Informa PLC | Half-Year Results for Six Months to 30 June 2024

Free cash flow was £60.9m higher than H1 2023 principally due to the £53.4m higher adjusted operating profit and £44.6m lower working capital outflow. These movements have been partially offset by an increase of £20.6m in interest payments, an increase of £12.9m in tax payments due to higher profits and an increase of £7.1m in restructuring and reorganisation spend. H1 2023 benefitted from higher levels of interest income as cash balances were elevated during the period following the divestment of the Informa Intelligence portfolio.

The calculation of operating cash flow conversion and free cash flow conversion is as follows:

	H1 2024 £m	H1 2023 £m	FY 2023 £m
Operating Cash Flow	**370.2**	269.6	799.6
Adjusted operating profit	**466.9**	413.5	853.8
Operating Cash Flow conversion	**79.3%**	65.2%	93.7%

	H1 2024 £m	H1 2023 £m	FY 2023 £m
Free Cash Flow	**285.5**	224.6	631.7
Adjusted operating profit	**466.9**	413.5	853.8
Free Cash Flow conversion	**61.1%**	54.3%	74.0%

Net capital expenditure increased to £43.5m (H1 2023: £41.5m) and we expect full-year 2024 capital expenditure to be c.3% of revenue, as further investments are made particularly in technology and real estate.

Net cash interest payments of £18.0m were £20.6m higher than the prior year, largely reflecting a reduction in interest income on the Group's lower cash balances following investment in targeted acquisitions, share buybacks and dividends.

The following table reconciles net cash inflow from operating activities, as shown in the Condensed Consolidated Cash Flow Statement, to Free Cash Flow:

	H1 2024 £m	H1 2023 £m	FY 2023 £m
Net cash inflow/(outflow) from operating activities per statutory cash flow	**285.4**	188.6	620.2
Interest received	**7.2**	38.4	47.9
Purchase of property and equipment	**(8.2)**	(9.1)	(27.5)
Purchase of intangible software assets	**(28.8)**	(22.3)	(55.1)
Product development costs	**(6.5)**	(10.1)	(11.2)
Add back: Acquisition and integration costs paid	**36.4**	39.1	57.4
Free Cash Flow	**285.5**	224.6	631.7

Net cash from operating activities increased by £96.8m compared to H1 2023 to record an inflow of £285.4m, principally driven by the increased adjusted profit and lower working capital outflow in the year.

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Informa PLC | Half-Year Results for Six Months to 30 June 2024

informa

The following table reconciles cash generated by operations, as shown in the Condensed Consolidated Cash Flow Statement to operating cash flow shown in the Free Cash Flow table above:

	H1 2024 £m	H1 2023 £m	FY 2023 £m
Cash generated by operations per statutory cash flow	**364.7**	265.6	819.7
Capital expenditure paid	**(43.5)**	(41.5)	(93.8)
Add back: Acquisition and integration costs paid	**36.4**	39.1	57.4
Add back: Restructuring and reorganisation costs paid	**12.6**	5.5	15.4
Onerous contracts associated with COVID-19	**-**	0.9	0.9
Operating Cash Flow	**370.2**	269.6	799.6

The following table reconciles Free Cash Flow to net funds flow and net debt, with net debt increasing by £256.2m to £1,712.6m during the period. This increase in net debt is primarily due to the ongoing share buyback programme and investment in targeted acquisitions, partly offset by strong cash generation.

	H1 2024 £m	H1 2023 £m	FY 2023 £m
Free Cash Flow	**285.5**	224.6	631.7
Acquisitions	**(140.1)**	(924.9)	(1,125.1)
Disposals	**1.0**	(8.5)	(16.0)
Add back: repayment of acquired debt	**-**	443.9	443.9
Dividends paid to shareholders	**-**	-	(176.6)
Dividends paid to non-controlling interests	**(11.6)**	(1.1)	(16.0)
Dividends received from investments	**-**	0.5	1.4
Purchase of own shares through share buyback	**(332.8)**	(289.9)	(548.0)
Purchase of shares for Trust	**(3.4)**	(3.0)	(4.8)
Net funds flow	**(201.4)**	(558.4)	(809.5)
Non-cash movements	**(32.9)**	40.3	76.0
Foreign exchange	**16.9**	4.8	2.7
Net lease additions in the year	**(38.8)**	(12.3)	(37.1)
Net debt as at 1 January	**(1,456.4)**	(244.6)	(244.6)
Acquired debt	**-**	(443.9)	(443.9)
Net debt	**(1,712.6)**	(1,214.1)	(1,456.4)

Financing and Leverage

Net debt increased by £256.2m in the period to £1,712.6m at 30 June 2024 (30 June 2023: net debt £1,214.1m; 31 December 2023: net debt £1,456.4m). This was largely due to the ongoing share buyback programme and investment in acquisitions made in H1 2024, as well as a £28.6m increase in lease liabilities. These movements were partly offset by a strong free cash flow performance in the period.

The Group retains significant available liquidity, with unutilised committed financing facilities available to the Group of £892.9m (30 June 2023: £1,098.3m; 31 December 2023: £1,097.1m). Combined with £342.0m of cash (30 June 2023: £1,057.5m; 31 December 2023: £389.3m), this resulted in available Group-level liquidity at 30 June 2024 of £1,234.9m (30 June 2023: £2,155.8m; 31 December 2023: £1,486.4m).

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Informa PLC | Half-Year Results for Six Months to 30 June 2024

The average debt maturity on our drawn borrowings is 2.2 years at 30 June 2024 (30 June 2023: 2.6 years; 31 December 2023: 2.7 years). There are no maturities until October 2025.

Net debt and committed facilities	**30 June 2024 £m**	30 June 2023 £m	31 December 2023 £m
Cash and cash equivalents	**(342.0)**	(1,057.5)	(389.3)
Bond borrowings	**1,465.9**	1,865.9	1,492.6
Bond borrowing fees	**(5.2)**	(7.3)	(6.2)
Bank borrowings	**195.4**	38.8	30.4
Bank borrowing fees	**(1.8)**	(3.0)	(2.3)
Derivative liabilities associated with borrowings	**109.3**	123.9	77.9
Loans from other parties including joint ventures and associates	**7.9**	-	-
Net debt before leases	**1,429.5**	960.8	1,203.1
Lease liabilities	**292.4**	264.7	263.8
Finance lease receivables	**(9.3)**	(11.4)	(10.5)
Net debt	**1,712.6**	1,214.1	1,456.4
Borrowings (excluding derivatives, leases, fees & overdrafts)	**1,661.3**	1,904.7	1,523.0
Unutilised committed facilities (undrawn RCF)	**885.0**	1,050.0	1,050.0
Unutilised committed facilities (undrawn Curinos facilities)	**7.9**	48.3	47.1
Total committed facilities	**2,554.2**	3,003.0	2,620.1

The Informa leverage ratio at 30 June 2024 is 1.6 times (30 June 2023: 1.2 times; 31 December 2023: 1.4 times), and the Informa interest cover ratio is 18.5 times (30 June 2023: 179.3 times; 31 December 2023: 75.2 times). Both are calculated consistently with our historical basis of reporting of financial covenants, albeit there are no financial covenants on our Group-level debt facilities. See the Glossary of terms for the definition of Informa leverage ratio and Informa interest cover.

The calculation of the Informa leverage ratio is as follows:

	30 June 2024 £m	30 June 2023 £m	31 December 2023 £m
Net debt	**1,712.6**	1,214.1	1,456.4
Adjusted EBITDA (12 months)	**1,009.5**	807.0	952.1
Adjusted leverage	**1.7x**	1.5x	1.5x
Adjustment to EBITDA[1]	**0.2x**	-	0.1x
Adjustment to net cash/debt[1]	**(0.3)x**	(0.3)x	(0.2)x
Informa leverage ratio	**1.6x**	1.2x	1.4x

1. Refer to Glossary for details of the adjustments to EBITDA and Net Debt for Informa leverage ratio.

The calculation of Informa interest cover is as follows:

	30 June 2024 £m	30 June 2023 £m	31 December 2023 £m
Adjusted EBITDA (12 months)	**1,009.5**	807.0	952.1
Adjusted net finance costs (12 months)	**46.8**	13.1	19.2
Adjusted interest cover	**21.6x**	61.6x	49.6x
Adjustment to EBITDA[1]	**(3.1)x**	117.7x	25.6x
Informa Interest cover	**18.5x**	179.3x	75.2x

1. Refer to Glossary for details of the adjustments to EBITDA for Informa interest cover.

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Informa PLC | Half-Year Results for Six Months to 30 June 2024

Informa PLC | Half-Year Results for Six Months to 30 June 2024 17 Informa.com There are no financial covenants on any Group level borrowings. There are covenants on £30.4m (30 June 2023: £38.8m; 31 December 2023: £30.4m) of drawn borrowings in the Curinos business. These relate to borrowings of the Curinos business only. Corporate Development Informa has a proven track record in creating value through identifying, executing and integrating complementary businesses effectively into the Group. In H1 2024, cash invested in acquisitions was £140.1m (H1 2023: £924.9m); with £83.6m, net of cash acquired, relating to acquisitions (H1 2023: £434.9m), £5.5m (H1 2023: £7.0m) relating to cash paid for business assets, £36.4m (H1 2023: £39.1m) for acquisition and integration spend, £14.6m (H1 2023: £nil) for the acquisition of non-controlling interests and £nil (H1 2023: £443.9m) in relation to the repayment of acquired debt. Net proceeds from disposals amounted to a £1.0m inflow (H1 2023: £8.5m outflow). Acquisitions The principal business combination in the period was the acquisition of Solar Media Limited. On 4 April 2024, the Group acquired 100% of the issued share capital of Solar Media Limited (Solar Media). Solar Media is a UK-based business specialising in the delivery of B2B Events focused on the clean energy sector. Total consideration was £48.1m, of which £43.6m was paid in cash and £4.5m was deferred cash consideration. The deferred consideration is payable 12 months after the date of completion. See note 14 to the Condensed Consolidated Financial Statements for further details. Share Buyback As part of the GAP 2 strategy, the Group has committed to return capital to shareholders through a share buyback programme totalling £1.56bn. During the six months to 30 June 2024, £338.9m of shares were repurchased and 39.9m shares cancelled. Cumulatively by 30 June 2024, £1,404.8m of shares had been repurchased with 206.5m shares cancelled. The shares acquired during the six months to 30 June 2024 were at an average price of 824.9p per share, with prices ranging from 726p to 871p. Pensions The Group continues to meet all commitments to its pension schemes, which include five defined benefit schemes, all of which are closed to future accruals. At 30 June 2024, the Group had a net pension surplus of £51.6m (31 December 2023: £41.7m, 30 June 2023: £49.0m), comprising pension surplus of £57.0m (31 December 2023: £48.1m, 30 June 2023: £55.8m) and pension deficits of £5.4m (31 December 2023: £6.4m, 30 June 2023: £6.8m). Gross liabilities were £453.9m at 30 June 2024 (31 December 2023: £478.2m, 30 June 2023: £448.1m). The decrease in liabilities is predominantly driven by the increase in the discount rates used for calculating the present value of the pension liability, with rates for UK schemes increasing 55 basis points from 4.60% at 31 December 2023 and decreasing 25 basis points from 5.40% at 30 June 2023 to 5.15% at 30 June 2024, in line with increased yields on benchmark high-quality corporate bonds.

Informa PLC | Half-Year Results for Six Months to 30 June 2024 18 Informa.com Principal Risks and Uncertainties We believe that the more clearly we understand risk, the better we are at delivering Informa’s growth strategy. We therefore manage risk in a way that supports the Company’s long-term growth: assessing business opportunities in a risk-informed way so that we have a full and balanced picture of the risks we are choosing to take; developing and implementing effective strategies to manage those risks; and monitoring and reporting on this process and its outcomes through our established governance bodies and channels. We continuously improve how we manage risk, increasing our maturity to help the business be more resilient and responsive. Risk management is fully embedded into our business and commercial activities across the Company. The 2023 Informa Annual Report describes our overarching enterprise risk management framework and the four-step process we follow to oversee our principal risks and sub risks. We performed a robust assessment of Informa’s principal and emerging risks for the 2023 Annual Report, as we do every year. This assessment continues to apply and be valid, and no risks have materially changed at the Half Year. Our 12 principal risks are outlined below, and full details can be found on pages 60 to 66 of the 2023 Annual Report. In alignment with the Trading Outlook and the strategy Informa is pursuing, described on page 4, during the first six months of 2024 we have paid particular attention to monitoring the following Principal Risks to ensure our controls, practices and response plans continue to be robust and effective: Economic Instability and Market Risk from a macro-economic perspective, Acquisition and Integration Risk, Ineffective Change Management and Reliance on Key Partnerships as part of the execution of our strategy, and Technology Failure, Data Loss and Cyber Breach and Privacy Regulation Risk in the areas of data and technology. Emerging risks, such as those relating to the impact of artificial intelligence and climate change, are monitored as sub risks of our existing Principal Risks, and as highlighted in the Trading Outlook, some emerging risks, such as artificial intelligence, present opportunities and efficiency benefits for Informa as well. Our 12 principal risks fall into three categories: Growth and Strategy, People, and Culture. They are categorised accordingly below, and are not listed in order of magnitude. Growth and Strategy • Economic instability: General economic instability, changes in geopolitics or global trading patterns, or a downturn in a particular market or region could change customers’ demand for products and services. • Market risk: We work in a range of specialist sectors, each of which could grow, decline or change for different reasons. This could support or disrupt the needs and preferences of our customers and change the competitive environment for our products and services. • Acquisition and integration risk: When we add businesses to the Group, their financial performance can exceed or fall short of expectations if market conditions change or if the integration process is more or less complex or effective than foreseen. • Ineffective change management: Change is part of and an outcome of our growth strategy. If change is not managed effectively however, it can create operational challenges. • Reliance on key partnerships: We work with a range of business partners. If a significant partnership or service provision were disrupted or failed, it could affect the delivery of certain products and services and normal business activity. • Technology failure: A prolonged loss of critical systems, networks or similar services could disrupt business operations and the delivery of our products and services, impacting revenues, customer experience and

Informa PLC | Half-Year Results for Six Months to 30 June 2024 19 Informa.com our reputation. • Data loss and cyber breach: Cyber threats are evolving, and cyber attacks are increasing. A cyber breach or loss of sensitive or valuable data, content or intellectual property could create losses for our stakeholders, affect our reputation and disrupt the business. • Privacy regulation risk: We use data in an increasing number of ways to capture commercial opportunity and better serve customers. Using personal information is governed by privacy and data protection legislation. These are different, evolving and increasing in many of the jurisdictions we operate in. People • Inability to attract and retain key talent: The loss of key talent in critical functions and inadequate succession planning for senior managers could affect our growth and business success. • Health and safety incidents: Incidents or mismanagement of this risk can injure our colleagues, customers or the general public, affect our reputation and lead to fines and claims for damages. • Inadequate response to major incidents: Major incidents – such as those caused by extreme weather, natural disasters, military action, terrorism, or major disease outbreaks such as pandemics – can affect our colleagues and customers, and disrupt our operations and events. Culture • Inadequate regulatory compliance: Colleagues and business partners who work with or on behalf of us are expected to comply with applicable laws and regulations. If we fail to comply, we could face fines or imprisonment, damage our reputation and be unable to trade in some countries.

Informa PLC | Half-Year Results for Six Months to 30 June 2024 20 Informa.com Going Concern Introduction The Directors have completed a going concern assessment of whether the Group has adequate resources to continue in operation for at least 12 months from the signing date of these consolidated interim financial statements. In adopting the going concern basis for preparing the financial statements, the Directors have considered the future trading prospects of the Group’s businesses, the Group’s cash generation in H1 2024, available liquidity, debt maturities and the Group’s Principal Risks as set out on the previous two pages. Liquidity and Financing The Group has a strong liquidity position at 30 June 2024, including £342m of cash and undrawn committed credit facilities of £893m. There are no borrowing maturities until the €700m EMTN borrowings in October 2025. The Group Revolving Credit Facility matures in February 2026. The Group is a well-established borrower with an investment grade credit rating recently upgraded by all three agencies that rate the Group’s credit (Fitch, Moody’s and S&P Global) which provides the Directors with confidence that the Group could further increase liquidity by raising additional debt finance. The Group has no financial covenants on any of its Group level borrowings. The €700m EMTN borrowing facility is assumed to renew in October 2025 in the financial models. A new facility for £1,250m was obtained for the planned acquisition of Ascential plc available until July 2026. Financial modelling For the going concern assessment, the Directors have modelled both a Base Case with Sensitivities and a Reverse Stress Test for the period to the end of 2025. Separately, the Directors modelled both the Base Case with Sensitivities and the Reverse Stress Test including the completion of the proposed TechTarget and Ascential plc combinations in Q4 2024 together with the $350 million and £1.2 billion payments to TechTarget and Ascential plc shareholders respectively. The following sensitivities have been modelled individually and in combination to reflect a prudent scenario for the going concern assessment and do not reflect Management expectations: • A pandemic risk, with no events trading from August to December 2024, and business returning to 75% of Base Case forecast revenues in H1 2025 and 90% in H2 2025. • A market / economic risk, where a recession reduces Live and On-demand Events revenue by 10% in 2024 H2, and revenues grow only 6% in 2025 off the sensitised 2024 outturn. • In the combined risk scenario, the market / economic risk is removed when the pandemic risk has been modelled (August 2024 to July 2025). • A reduction of Digital revenues by 10% in H2 2024 versus forecast, with 5% growth in 2025 off the sensitised 2024 outturn. • An assumption that Taylor & Francis Pay to Publish revenues in H2 2024 reduce by 10% versus the forecast, with 5% growth in 2025 off the sensitised 2024 outturn. • The cash impact of lower revenues on working capital and interest payable, together with the cash benefit of lower tax payable. In the combined risk scenario including all the sensitivities listed above and including the proposed combinations of TechTarget and Ascential plc, the Group maintains liquidity headroom of more than £350 million. Under a scenario where the €700m EMTN borrowings maturing in October 2025 are repaid at that date, the Group is

Informa PLC | Half-Year Results for Six Months to 30 June 2024 21 Informa.com forecast to have sufficient cash reserves to maintain liquidity. The reverse stress test, including the proposed TechTarget and Ascential plc combinations, indicates that the Group can afford to lose 42% of its revenue from 1 August 2024 to the end of 2025 and still maintain positive liquidity headroom. This scenario assumes no action is taken to deliver indirect cost savings, that existing customer receipts are refunded, and that no further receipts are collected in the period. Going concern basis Based on the scenarios modelled the Directors believe that the Group is well placed to manage its financing and other business risks satisfactorily and have been able to form a reasonable expectation that the Group has adequate resources to continue in operation for at least twelve months from the signing date of these consolidated interim financial statements. The Directors therefore consider it appropriate to adopt the going concern basis of accounting in preparing the financial statements.

Informa PLC | Half-Year Results for Six Months to 30 June 2024 22 Informa.com Cautionary statements This interim management report contains certain forward-looking statements. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated. The terms 'expect', 'should be', 'will be' and similar expressions (or their negative) identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to: general economic conditions and business conditions in Informa's markets; exchange rate fluctuations, customers' acceptance of its products and services; the actions of competitors; legislative, fiscal and regulatory developments; changes in law and legal interpretation affecting Informa's intellectual property rights and internet communications; and the impact of technological change. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. These forward-looking statements speak only as of the date of this interim management report and are based on numerous assumptions regarding Informa's present and future business strategies and the environment in which Informa will operate in the future. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document to reflect any change in the Group’s expectations or any change in events, conditions or circumstances on which any such statement is based after the date of this announcement or to update or keep current any other information contained in this interim management report. Nothing in this interim management report should be construed as a profit forecast. All persons, wherever located, should consult any additional disclosures that Informa may make in any regulatory announcements or documents which it publishes. This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Informa PLC shares, in the UK, or in the US, or under the US Securities Act 1933 or in any other jurisdiction.

Informa PLC | Half-Year Results for Six Months to 30 June 2024 23 Informa.com Board of Directors The Directors of Informa PLC and their biographical details can be found on the Company’s website: www.informa.com. Responsibility Statement We confirm that to the best of our knowledge: • the consolidated interim financial statements have been prepared in accordance with the United Kingdom adopted International Accounting Standard 34, “Interim Financial Reporting”; • the consolidated interim financial statements, which have been prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the issuer, or the undertakings included in the consolidation as a whole as required by DTR 4.2.4R; • the interim management report includes a fair review of the information required by DTR 4.2.7R, namely; o an indication of important events that have occurred during the first six months of the financial year and their impact on the consolidated interim financial statements; and o a description of the principal risks and uncertainties for the remaining six months of the financial year. • the interim management report includes, as required by DTR 4.2.8, a fair review of material related party transactions that have taken place in the first six months of the financial year and any material changes in the related-party transactions described in the 2023 Annual Report. Approved by the Board on 24 July 2024 and signed on its behalf by: Stephen A. Carter Chief Executive

Informa PLC | Half-Year Results for Six Months to 30 June 2024 24 Informa.com Independent review report to Informa PLC Report on the condensed consolidated interim financial statements Our conclusion We have reviewed Informa PLC’s condensed consolidated interim financial statements (the “interim financial statements”) in the 2024 Half-Year Results of Informa PLC for the 6 month period ended 30 June 2024 (the “period”). Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34, 'Interim Financial Reporting' and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority. The interim financial statements comprise: • the Condensed Consolidated Balance Sheet as at 30 June 2024; • the Condensed Consolidated Income Statement and Condensed Consolidated Statement of Comprehensive Income for the period then ended; • the Condensed Consolidated Cash Flow Statement for the period then ended; • the Condensed Consolidated Statement of Changes in Equity for the period then ended; and • the explanatory notes to the interim financial statements. The interim financial statements included in the 2024 Half-Year Results of Informa PLC have been prepared in accordance with UK adopted International Accounting Standard 34, 'Interim Financial Reporting' and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority. Basis for conclusion We conducted our review in accordance with International Standard on Review Engagements (UK) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Financial Reporting Council for use in the United Kingdom (“ISRE (UK) 2410”). A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. We have read the other information contained in the 2024 Half-Year Results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements. Conclusions relating to going concern Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed. This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the group to cease to continue as a going concern. Responsibilities for the interim financial statements and the review Our responsibilities and those of the directors The 2024 Half-Year Results, including the interim financial statements, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the 2024 Half-Year Results in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority. In preparing the 2024

Informa PLC | Half-Year Results for Six Months to 30 June 2024 25 Informa.com Half-Year Results, including the interim financial statements, the directors are responsible for assessing the group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or to cease operations, or have no realistic alternative but to do so. Our responsibility is to express a conclusion on the interim financial statements in the 2024 Half-Year Results based on our review. Our conclusion, including our Conclusions relating to going concern, is based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion paragraph of this report. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing. PricewaterhouseCoopers LLP Chartered Accountants London 24 July 2024

Condensed Consolidated Income Statement

	Notes	Adjusted results 2024 £m	Adjusting items 2024 £m	Statutory results 2024 £m	Adjusted results 2023 £m	Adjusting items 2023 £m	Statutory results 2023 £m	Statutory results Year ended 31 Dec 2023 (audited) £m
		6 months ended 30 June (unaudited)						
Revenue	3	**1,695.3**	**-**	**1,695.3**	1,520.5	-	1,520.5	3,189.6
Net operating expenses		**(1,229.7)**	**(217.9)**	**(1,447.6)**	(1,108.1)	(193.4)	(1,301.5)	(2,773.7)
Other operating income	4	**-**	**15.4**	**15.4**	-	78.8	78.8	87.6
Operating profit/(loss) before joint ventures and associates		**465.6**	**(202.5)**	**263.1**	412.4	(114.6)	297.8	503.5
Share of results of joint ventures and associates		**1.3**	**(1.5)**	**(0.2)**	1.1	-	1.1	4.3
Operating profit/(loss)		**466.9**	**(204.0)**	**262.9**	413.5	(114.6)	298.9	507.8
Fair value gain on investments	4	**-**	**4.3**	**4.3**	-	9.4	9.4	1.3
(Loss)/profit on disposal of subsidiaries and equity interests	4	**-**	**(4.1)**	**(4.1)**	-	4.3	4.3	3.0
Finance income	5	**6.6**	**-**	**6.6**	37.9	-	37.9	47.4
Finance costs	6	**(32.3)**	**-**	**(32.3)**	(35.1)	(0.8)	(35.9)	(67.4)
Profit/(loss) before tax		**441.2**	**(203.8)**	**237.4**	416.3	(101.7)	314.6	492.1
Tax (charge)/credit	7	**(90.5)**	**27.7**	**(62.8)**	(79.1)	34.4	(44.7)	(29.4)
Profit/(loss) for the period		**350.7**	**(176.1)**	**174.6**	337.2	(67.3)	269.9	462.7
Profit for the period attributable to:								
Equity holders of the Company		**323.1**	**(175.8)**	**147.3**	318.7	(65.2)	253.5	419.0
Non-controlling interests		**27.6**	**(0.3)**	**27.3**	18.5	(2.1)	16.4	43.7
Earnings per Share								
Basic (p)	9	**23.9**		**10.9**	22.7		18.0	30.1
Diluted (p)	9	**23.8**		**10.8**	22.5		17.9	29.9

The notes on pages 33 to 58 are an integral part of these Condensed Consolidated Financial Statements.

26
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Informa PLC | Half-Year Results for Six Months to 30 June 2024

Informa PLC | Half-Year Results for Six Months to 30 June 2024 27 Informa.com Condensed Consolidated Statement of Comprehensive Income 6 months ended 6 months ended Year ended 30 June 30 June 31 December 2024 (unaudited) 2023 (unaudited) 2023 (audited) £m £m £m Profit for the period 174.6 269.9 462.7 Items that will not be reclassified subsequently to profit or loss: Remeasurement of the net retirement benefit pension obligation 8.7 (2.3) (11.8) Tax relating to items that will not be reclassified to profit or loss 0.2 0.1 - Total items that will not be reclassified subsequently to profit or loss 8.9 (2.2) (11.8) Items that may be reclassified subsequently to profit or loss Exchange loss on translation of foreign operations (0.9) (263.8) (351.5) Net investment hedges Exchange (loss)/gain on net investment hedge (0.9) 7.4 7.4 (Loss)/gain on derivatives in net investment hedging relationships (22.8) (39.3) 92.5 Cash flow hedges Fair value loss arising on hedging instruments (26.3) (5.4) (28.2) Less: gain reclassified to profit or loss 31.7 36.7 34.2 Movement in cost of hedging reserve 5.7 (1.1) (6.7) Tax credit/(charge) relating to items that may be reclassified subsequently to profit or loss 0.1 0.9 (1.2) Total items that may be reclassified subsequently to profit or loss (13.4) (264.6) (253.5) Other comprehensive expense for the period (4.5) (266.8) (265.3) Total comprehensive income for the period 170.1 3.1 197.4 Total comprehensive income for the period attributable to: – Equity holders of the Company 140.2 0.9 155.4 – Non-controlling interest 29.9 2.2 42.0 The notes on pages 33 to 58 are an integral part of these Condensed Consolidated Financial Statements.

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2024 (unaudited)

	Share capital £m	Share premium account £m	Translation reserve £m	Other reserves £m	Retained earnings £m	Total[1] £m	Non-controlling interests £m	Total equity £m
At 1 January 2024	**1.4**	**1,878.6**	**(75.6)**	**2,090.6**	**2,853.5**	**6,748.5**	**436.1**	**7,184.6**
Profit for the period	-	-	-	-	147.3	147.3	27.3	174.6
Exchange loss on translation of foreign operations	-	-	(3.5)	-	-	(3.5)	2.6	(0.9)
Exchange gain on net investment hedge debt	-	-	(0.9)	-	-	(0.9)	-	(0.9)
(Loss)/gain arising on derivative hedges	-	-	(22.8)	11.1	-	(11.7)	-	(11.7)
Actuarial loss on defined benefit pension schemes	-	-	-	-	8.7	8.7	-	8.7
Tax relating to components of other comprehensive income	-	-	0.1	-	0.2	0.3	-	0.3
Total comprehensive (expense)/income for the period	-	-	**(27.1)**	**11.1**	**156.2**	**140.2**	**29.9**	**170.1**
Dividends to shareholders	-	-	-	-	(163.6)	(163.6)	-	(163.6)
Dividends to non-controlling interests	-	-	-	-	-	-	(11.6)	(11.6)
Share award expense	-	-	-	8.6	-	8.6	-	8.6
Issue of share capital	-	-	-	37.5	-	37.5	-	37.5
Own shares purchased	-	-	-	(3.4)	-	(3.4)	-	(3.4)
Share buyback[2]	(0.1)	-	-	0.9	(338.8)	(338.0)	-	(338.0)
Transfer of vested LTIPs	-	-	-	(12.9)	12.9	-	-	-
Acquisition of NCI	-	-	-	-	-	-	0.1	0.1
Transactions with NCI	-	-	-	(0.6)	-	(0.6)	0.6	-
Remeasurement of put call options	-	-	-	(2.5)	-	(2.5)	-	(2.5)
At 30 June 2024	**1.3**	**1,878.6**	**(102.7)**	**2,129.3**	**2,520.2**	**6,426.7**	**455.1**	**6,881.8**

1. Total attributable to equity holders of the Company
2. £338.9m of shares have been bought back during the period. £0.9m represents the net movement in Informa's maximum liability for share buybacks with Informa's broker through to the conclusion of the Company's close period as at 30 June 2024 of £90.0m compared against £90.9m as at 31 December 2023

The notes on pages 33 to 58 are an integral part of these Condensed Consolidated Financial Statements.

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Informa PLC | Half-Year Results for Six Months to 30 June 2024

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informa

Condensed Consolidated Statement of Changes in Equity (continued)

For the six months ended 30 June 2023 (unaudited)

	Share capital £m	Share premium account £m	Translation reserve £m	Other reserves £m	Retained earnings £m	Total[1] £m	Non-controlling interests £m	Total equity £m
At 1 January 2023	**1.4**	**1,878.6**	**175.5**	**1,928.2**	**3,168.4**	**7,152.1**	**314.2**	**7,466.3**
Profit for the period	-	-	-	-	253.5	253.5	16.4	269.9
Exchange loss on translation of foreign operations	-	-	(249.6)	-	-	(249.6)	(14.2)	(263.8)
Exchange gain on net investment hedge debt	-	-	7.4	-	-	7.4	-	7.4
(Loss)/gain arising on derivative hedges	-	-	(39.3)	30.2	-	(9.1)	-	(9.1)
Actuarial loss on defined benefit pension schemes	-	-	-	-	(2.3)	(2.3)	-	(2.3)
Tax relating to components of other comprehensive income	-	-	0.9	-	0.1	1.0	-	1.0
Total comprehensive (expense)/income for the period	-	-	**(280.6)**	**30.2**	**251.3**	**0.9**	**2.2**	**3.1**
Dividends to shareholders	-	-	-	-	(95.7)	(95.7)	-	(95.7)
Dividends to non-controlling interests	-	-	-	-	-	-	(1.0)	(1.0)
Share award expense	-	-	-	10.7	-	10.7	-	10.7
Issue of share capital	-	-	-	169.7	-	169.7	-	169.7
Own shares purchased	-	-	-	(3.0)	-	(3.0)	-	(3.0)
Share buyback[2]	-	-	-	38.1	(290.3)	(252.2)	-	(252.2)
Transfer of vested LTIPs	-	-	-	(11.0)	11.0	-	-	-
Acquisition of NCI[3]	-	-	-	-	-	-	87.2	87.2
At 30 June 2023	**1.4**	**1,878.6**	**(105.1)**	**2,162.9**	**3,044.7**	**6,982.5**	**402.6**	**7,385.1**

1. Total attributable to equity holders of the Company
2. £290.3m of shares have been bought back during the period. £38.1m represents the net movement in Informa's maximum liability for share buybacks with Informa's broker through to the conclusion of the Company's close period as at 30 June 2023 of £36.8m compared against £74.9m as at 31 December 2022
3. Acquired as part of the Tarsus acquisition. See Note 17 in the 2023 Annual Report and Accounts

The notes on pages 33 to 58 are an integral part of these Condensed Consolidated Financial Statements.

Informa.com Informa PLC | Half-Year Results for Six Months to 30 June 2024 29

Condensed Consolidated Statement of Changes in Equity (continued)

For the twelve months ended 31 December 2023 (audited)

	Share capital £m	Share premium account £m	Translation reserve £m	Other reserves £m	Retained earnings £m	Total[1] £m	Non-controlling interests £m	Total equity £m
At 1 January 2023	**1.4**	**1,878.6**	**175.5**	**1,928.2**	**3,168.4**	**7,152.1**	**314.2**	**7,466.3**
Profit for the year	-	-	-	-	419.0	419.0	43.7	462.7
Exchange loss on translation of foreign operations	-	-	(349.8)	-	-	(349.8)	(1.7)	(351.5)
Exchange gain on net investment hedge debt	-	-	7.4	-	-	7.4	-	7.4
Gain arising on derivative hedges	-	-	92.5	(0.7)	-	91.8	-	91.8
Actuarial gain on defined benefit pension schemes	-	-	-	-	(11.8)	(11.8)	-	(11.8)
Tax relating to components of other comprehensive income	-	-	(1.2)	-	-	(1.2)	-	(1.2)
Total comprehensive (expense)/income for the year	**-**	**-**	**(251.1)**	**(0.7)**	**407.2**	**155.4**	**42.0**	**197.4**
Dividends to shareholders	-	-	-	-	(176.6)	(176.6)	-	(176.6)
Dividends to non-controlling interests	-	-	-	-	-	-	(16.0)	(16.0)
Share award expense	-	-	-	19.6	-	19.6	-	19.6
Issue of share capital	0.1	-	-	173.7	-	173.8	-	173.8
Shares for Trust purchase	-	-	-	(4.8)	-	(4.8)	-	(4.8)
Transfer of vested LTIPs	-	-	-	(11.1)	11.1	-	-	-
Share buyback[2]	(0.1)	-	-	(15.8)	(548.3)	(564.2)	-	(564.2)
Acquisition of NCI[3]	-	-	-	-	-	-	92.3	92.3
Transactions with NCI	-	-	-	-	(8.3)	(8.3)	3.6	(4.7)
Remeasurement of put call options	-	-	-	1.5	-	1.5	-	1.5
At 31 December 2023	**1.4**	**1,878.6**	**(75.6)**	**2,090.6**	**2,853.5**	**6,748.5**	**436.1**	**7,184.6**

1. Total attributable to equity holders of the Company
2. £548.3m of shares have been bought back during the period. £15.9m represents the net movement in Informa's maximum liability for share buybacks with Informa's broker through to the conclusion of the Company's close period as at 31 December 2023 of £90.9m
3. The acquisition of non-controlling interests includes £87.2m relating to the Tarsus acquisition. See Note 17 in the 2023 Annual Report and Accounts

The notes on pages 33 to 58 are an integral part of these Condensed Consolidated Financial Statements.

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Informa PLC | Half-Year Results for Six Months to 30 June 2024

30

Informa PLC | Half-Year Results for Six Months to 30 June 2024 Condensed Consolidated Balance Sheet 31 Informa.com At 30 June 2024 At 30 June 2023 At 31 Dec 2023 (unaudited) (unaudited) (audited) Notes £m £m £m Goodwill 10 6,683.5 6,505.7 6,629.8 Other intangible assets 3,034.3 3,241.3 3,140.9 Property and equipment 60.5 50.6 60.8 Right-of-use assets 232.5 201.1 211.1 Investments in joint ventures and associates 48.3 57.8 58.8 Other investments 16 264.9 263.9 260.8 Deferred tax assets 11.4 1.8 17.6 Retirement benefit surplus 57.0 55.8 48.1 Other receivables 39.3 57.3 40.8 Non-current assets 10,431.7 10,435.3 10,468.7 Inventory 38.5 28.9 36.2 Trade and other receivables 657.8 594.6 549.2 Current tax asset 75.5 0.1 80.2 Cash and cash equivalents 12 342.0 1,057.5 389.3 Derivative financial instruments 0.2 0.6 0.6 Current assets 1,114.0 1,681.7 1,055.5 Total assets 11,545.7 12,117.0 11,524.2 Borrowings 13 - (386.2) - Lease liabilities (27.7) (30.9) (28.4) Derivative financial instruments (0.5) (10.2) - Current tax liabilities (97.2) (71.4) (85.6) Provisions (33.4) (19.8) (38.1) Contingent consideration and put call options 16 (36.7) (15.3) (28.6) Trade and other payables (762.6) (681.6) (635.7) Deferred income (1,043.5) (918.6) (972.8) Current liabilities (2,001.6) (2,134.0) (1,789.2) Borrowings 13 (1,654.3) (1,508.2) (1,514.5) Lease liabilities (264.7) (233.8) (235.4) Derivative financial instruments (108.8) (115.7) (77.9) Deferred tax liabilities (532.8) (554.0) (540.9) Retirement benefit obligation (5.4) (6.8) (6.4) Provisions (29.0) (36.9) (33.5) Contingent consideration and put call options 16 (44.9) (116.8) (109.3) Trade and other payables (15.1) (12.3) (24.9) Deferred income (7.3) (13.4) (7.6) Non-current liabilities (2,662.3) (2,597.9) (2,550.4) Total liabilities (4,663.9) (4,731.9) (4,339.6) Net assets 6,881.8 7,385.1 7,184.6 Share capital 11 1.3 1.4 1.4 Share premium account 1,878.6 1,878.6 1,878.6 Translation reserve (102.7) (105.1) (75.6) Other reserves 2,129.3 2,162.9 2,090.6 Retained earnings 2,520.2 3,044.7 2,853.5 Equity attributable to equity holders of the Company 6,426.7 6,982.5 6,748.5 Non-controlling interest 455.1 402.6 436.1 Total equity 6,881.8 7,385.1 7,184.6 The notes on pages 33 to 58 are an integral part of these Condensed Consolidated Financial Statements. The Directors approved these Condensed Consolidated Financial Statements on 24 July 2024.

Informa PLC | Half-Year Results for Six Months to 30 June 2024 32 Informa.com Condensed Consolidated Cash Flow Statement 6 months ended 6 months ended Year ended 31 December 30 June 2024 30 June 2023 2023 (unaudited) (unaudited) (audited) Notes £m £m £m Operating activities Cash generated by operations 12 364.7 265.6 819.7 Income taxes paid (54.1) (41.2) (112.4) Interest paid (25.2) (35.8) (87.1) Net cash inflow from operating activities 285.4 188.6 620.2 Investing activities Interest received 7.2 38.4 47.9 Dividends received from investments - 0.5 1.4 Purchase of property and equipment (8.2) (9.1) (27.5) Purchase of intangible software assets (28.8) (22.3) (55.1) Product development costs (6.5) (10.1) (11.2) Purchase of brands and customer relationships (5.5) (7.0) (22.8) Acquisition of subsidiaries and operations, net of cash acquired 14 (83.6) (434.9) (596.7) Acquisition of non-controlling interests (14.6) - - Acquisition of investments - - (4.3) Cash inflow/(outflow) from disposal of subsidiaries and operations 1.0 (8.5) (16.0) Net cash outflow from investing activities (139.0) (453.0) (684.3) Financing activities Dividends paid to shareholders 8 - - (176.6) Dividends paid to non-controlling interests (11.6) (1.1) (16.0) Repayment of loans - - (393.9) Repayment of borrowings acquired - (443.9) (443.9) Drawdown on borrowings 13 165.0 - - Borrowing fees paid - (1.2) (1.2) Loans from other parties including joint ventures and associates 7.9 - - Repayment of principal lease liabilities (13.6) (12.7) (33.8) Finance lease receipts 0.5 1.0 1.3 Settlement of derivative liability associated with borrowings - - (8.2) Cash outflow from share buyback (332.8) (289.9) (548.0) Cash outflow from purchase of shares for Trust (3.4) (3.0) (4.8) Net cash outflow from financing activities (188.0) (750.8) (1,625.1) Net decrease in cash and cash equivalents (41.6) (1,015.2) (1,689.2) Effect of foreign exchange rate changes (5.7) (53.1) (47.3) Cash and cash equivalents at beginning of the year 389.3 2,125.8 2,125.8 Cash and cash equivalents at end of period 12 342.0 1,057.5 389.3 The notes on pages 33 to 58 are an integral part of these Condensed Consolidated Financial Statements.

Informa PLC | Half-Year Results for Six Months to 30 June 2024 33 Informa.com Notes to the Condensed Consolidated Financial Statements For the six months ended 30 June 2024 1. General information and basis of preparation Informa PLC (the ‘Company’) is a company incorporated and domiciled in the United Kingdom under the Companies Act 2006 and is listed on the London Stock Exchange. The Company is a public company limited by shares and is registered in England and Wales with registration number 08860726. The address of the registered office is 5 Howick Place, London, SW1P 1WG. The unaudited Condensed Consolidated Financial Statements as at 30 June 2024 and for the six months then ended comprise those of the Company and its subsidiaries and its interests in joint ventures and associates (together referred to as the ‘Group’). The Condensed Consolidated Financial Statements were approved for issue by the Board of Directors on 24 July 2024 and have been prepared in accordance with the United Kingdom adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority. The Condensed Consolidated Financial Statements have been prepared on a going concern basis, as outlined on page 20, and do not constitute the Group’s statutory financial statements within the meaning of section 434 of the Companies Act 2006. The Condensed Consolidated Financial Statements should be read in conjunction with the Annual Report and Accounts for the year ended 31 December 2023, which have been prepared in accordance with international accounting standards in conformity with the Companies Act 2006 and with UK adopted International Accounting Standards. The Group’s most recent statutory financial statements, which comprise the Annual Report and Accounts for the year ended 31 December 2023, were approved by the Directors on 7 March 2024 and delivered to the Registrar of Companies. The 31 December 2023 balances in this report have been extracted from the Annual Report. The Auditor’s Report on those accounts was not qualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain statements under section 498 of the Companies Act 2006. The Consolidated Financial Statements of the Group as at, and for the year ended, 31 December 2023 are available upon request from the Company’s registered office at 5 Howick Place, London, SW1P 1WG, United Kingdom or at www.informa.com. 2. Accounting policies and estimates In the application of the Group’s accounting policies, which are described in the Annual Report and Accounts, the Directors are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The same accounting policies and methods of computation are followed in the Condensed Consolidated Financial Statements for the six months ended 30 June 2024 as compared with the most recent Annual Report and Accounts, with the exception of the tax charge/credit in the Condensed Consolidated Income Statement for the interim period which is determined using an estimate of the Effective Tax Rate for the full year, adjusted for any adjusting items in the period. Critical accounting judgements and key sources of estimation uncertainty As at 30 June 2024, the Group noted the following judgements concerning the amounts recognised in the Condensed Consolidated Financial Statements. There are no critical accounting judgements or key sources of estimation uncertainty relating to climate-related risks.

Informa PLC | Half-Year Results for Six Months to 30 June 2024 34 Informa.com Identification of adjusting items The Group provides adjusted results and underlying measures in addition to statutory measures, in order to provide additional useful information on business performance trends to Shareholders. The Board considers these non-GAAP measures as an appropriate way to measure the Group’s performance because it aids comparability to the prior period. The terms ‘adjusted’ and ‘underlying’ are not defined terms under IFRS and may not therefore be comparable with similarly titled measurements reported by other companies. Management is therefore required to exercise its judgement in appropriately identifying and describing these items. These measures are not intended to be a substitute for, or superior to, IFRS measurements. Refer to the Glossary of terms for further understanding of adjusting items. The Financial Review provides reconciliations of alternative performance measures (APMs) to statutory measures and provides the basis of calculation for certain APMs. These APMs are provided on a consistent basis with the prior year. Estimation uncertainty As at 30 June 2024, the Group noted two key sources of estimation uncertainty. As set out in Note 10, no reasonably possible change in assumptions for the goodwill impairment assessment would give rise to an impairment, and therefore the cashflow forecasts for the impairment assessment of goodwill are not assessed to be a key source of estimation uncertainty at 30 June 2024, in line with 31 December 2023. Details of the two key sources of estimation uncertainty are given below. Measurement of retirement benefit obligations The measurement of the retirement benefit obligation involves the use of several assumptions which have been updated for 30 June 2024. The most significant of these relate to the discount rate and mortality assumptions. The most significant scheme is the UBM Pension Scheme (UBMPS). Note 33 of the Financial Statements for the year ended 31 December 2023 details the principal assumptions which have been adopted following advice received from independent actuaries and also provides sensitivity analysis with regard to changes to these assumptions. As at 30 June 2024, the Group has a total pension liability of £453.9m (30 June 2023: £448.1m, 31 December 2023: £478.2m), and a net pension surplus of £51.6m (30 June 2023: net surplus of £49.0m, 31 December 2023: net surplus of £41.7m). Measurement of retained stake in Pharma Intelligence As part of the disposal of Pharma Intelligence in 2022, the Group retained an investment of 15%. Pharma Intelligence was subsequently merged with Norstella leaving Informa with an effective stake of 6.7% which is held at a fair value of £161.3m as at 30 June 2024. The valuation of the investment involves a number of unobservable inputs, with the most significant of these being the discount rate where a reasonable change to the rate could cause a material adjustment to the fair value of the investment within the next financial year. The £161.3m fair value is based on a discount rate of 9.4%. Sensitivities have been run on the discount rate, with a 0.5% change being considered a reasonable possible change for the purposes of sensitivity analysis. A 9.9% discount rate would result in a fair value of £144.7m while a discount rate of 8.9% would result in a fair value of £180.4m. Basis of preparation The Group has adopted new standards and interpretations effective as of 1 January 2024, specifically, these are: ● Amendments to IFRS 16 – Leases on sale and leaseback ● Amendments to IAS 1 – Non-current liabilities with covenants ● Amendment to IAS 7 and IFRS 7 – Supplier finance The adoption of these amendments and interpretations has not led to any changes to the Group’s accounting policies or had any material impact on the financial position or performance of the Group.

Informa PLC | Half-Year Results for Six Months to 30 June 2024 35 Informa.com Other amendments to IFRSs effective for the period ended 30 June 2024 have no impact on the Group. Revenue IFRS 15 Revenue from Contracts with Customers provides a single, principles-based five-step model to be applied to all sales contracts. It is based on the transfer of control of goods and services to customers and requires the identification and assessment of the satisfaction of delivery of each performance obligation in contracts in order to recognise revenue. Where separate performance obligations are identified in a single contract, total revenue is allocated on the basis of relative stand-alone selling prices to each performance obligation, or management’s best estimate of relative value where stand-alone selling prices do not exist. Revenue is measured at the fair value of consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts, VAT and other sales-related taxes, and provisions for returns and cancellations. Revenue for each category type is typically fixed at the date of the order and is not variable. Payments received in advance of the satisfaction of a performance obligation are held as deferred income until the point at which the performance obligation is satisfied. Aside from an immaterial amount which is separately disclosed on the face of the Condensed Consolidated Balance Sheet under non-current liabilities and relates to payment in advance received for biennial and triennial events and exhibitions, deferred income balances included in current liabilities at the reporting date will be recognised as revenue within 12 months. Therefore, the aggregate amount of the transaction price in respect of performance obligations that are unsatisfied at the reporting date is the deferred income balance which will be satisfied within one year.

Informa PLC | Half-Year Results for Six Months to 30 June 2024 36 Informa.com Revenue type Performance obligations Revenue recognition accounting policy Timing of customer payments Exhibitor and related services Provision of services associated with exhibition and conference events, including virtual events. Performance obligations are satisfied at the point of time that services are provided to the customer with revenue recognised when the event has taken place. Payments for events are normally received in advance of the event dates, which are typically up to 12 months in advance of the event date, and are held as deferred income until the event date. Subscriptions Provision of journals and online information services that are provided on a periodic basis or updated on a real-time basis. Performance obligations are satisfied both at a point in time, with revenue recognised at that point and over time, with revenue recognised straight-line over the period of the subscription. Subscription payments are normally received in advance of the commencement of the subscription period, which is typically a 12-month period, and are held as deferred income. Transactional sales Provision of books and specific publications in print or digital format. Revenue is recognised at the point of time when control of the product is passed to the customer or the information service has been provided. Control is passed to the customer when the goods have been delivered to them. Transactional sales to customers are typically on credit terms and customers pay according to these terms. Attendee revenue Provision of exhibition or conference events. Performance obligations are satisfied at the point of time that the event is held, with attendee revenue recognised at this date. Payments by attendees are normally received either in advance of the event date and are held as deferred income until the event date, or at the event. Marketing and advertising services Provision of advertising and marketing services. Performance obligations are satisfied over the period of the advertising subscription or over the period when the marketing services are provided. Revenue is recognised on a straight-line basis over the subscription period. Payments for such services are normally received in advance of the marketing or advertising period and are held as deferred income until the services are provided. Sponsorship revenue Provision of event sponsorship. Revenue relating to sponsorship at events is recognised on a point of time basis at the event date. Payments for such services are normally received in advance of the sponsorship period and are held as deferred income until the services are provided. Revenue relating to barter transactions is recorded at fair value and the timing of recognition is in line with the above. Expenses from barter transactions are recorded at fair value and recognised as incurred. Barter transactions typically involve the trading of show space or conference places in exchange for services provided at events or media advertising.

Informa PLC | Half-Year Results for Six Months to 30 June 2024 37 Informa.com There are no material contract assets arising on work performed in order to deliver performance obligations. Where there are incremental costs of obtaining a contract, the Company has elected to apply the practical expedient in IFRS 15 which permits those costs to be expensed when incurred. See Note 3 for further details of revenue by type, business segment and geographic location. Financial risk management and financial instruments The Group has exposure to the following risks from its use of financial instruments: ● Insufficient capital risk management ● Financial market risk ● Credit risk ● Liquidity risk The Condensed Consolidated Financial Statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s Financial Statements as at 31 December 2023. Impairment of goodwill We consider whether the carrying value of our goodwill is impaired on an annual basis and more frequently if there are indicators of impairment. The most recent annual impairment review was performed as at 31 December 2023. For the half year we consider whether there have been any impairment indicators identified, either internal or external and undertake an impairment review if indicators are identified. We test for the impairment of intangible assets at the individual Cash Generating Unit (“CGU”) level and do this by comparing the carrying value of assets in each cash CGU with the recoverable amount being the higher of the fair value less cost to sell and value in use calculations derived from the latest Group cash flow projections. We test for the impairment of goodwill at the level at which goodwill is monitored, being the business segment level for all segments. We test for goodwill impairment by aggregating the carrying value of assets across CGUs or individual CGUs and comparing this to the recoverable amount. Business combinations The acquisition of subsidiaries and other asset purchases that are assessed as meeting the definition of a business under the rules of IFRS 3 Business Combinations are accounted for using the acquisition method. The consideration for each acquisition is measured at the aggregate of fair values of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree. If the accounting for business combinations involves provisional amounts, which are finalised in a subsequent reporting period during the 12-month measurement period as permitted under IFRS 3, restatement of these provisional amounts may be required in the subsequent reporting period. Acquisitions of the Group could be subject to post-acquisition adjustments, therefore, as permitted by IFRS 3, acquisitions have been accounted for using a provisional accounting basis. Acquisition and integration costs incurred are expensed and included in adjusting items in the Consolidated Income Statement. If the business combination is achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through the Consolidated Income Statement. Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration, which is classified as a financial liability that is within the scope of IFRS 9 Financial Instruments, will be recognised in the Income Statement. Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interests over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognised in the Consolidated Income Statement. The Group recognises any non-controlling interest at the proportionate share of the acquiree's identifiable net assets.

3. Business segments

The Group has identified reportable segments based on financial information used by the Directors in allocating resources and making strategic decisions. We consider the chief operating decision makers to be the Executive Directors. The Group's four identified reportable segments under IFRS 8 Operating Segments are as described in the Divisional Trading Review. There is no difference between the Group's operating segments and the Group's reportable segments. Tarsus was presented as a separate segment at 30 June 2023 and has been subsequently integrated within Informa Markets and Informa Connect.

Segment revenue and results

Six months ended 30 June 2024 (unaudited)

	Informa Markets £m	Informa Tech £m	Informa Connect £m	Taylor & Francis £m	Total £m
Revenue	**838.3**	**227.6**	**328.3**	**301.1**	**1,695.3**
Adjusted operating profit before joint ventures and associates[1]	**273.5**	**30.3**	**67.4**	**94.4**	**465.6**
Share of adjusted results of joint ventures and associates	1.3	-	-	-	1.3
Adjusted operating profit	**274.8**	**30.3**	**67.4**	**94.4**	**466.9**
Intangible asset amortisation[2]	(90.3)	(18.8)	(26.0)	(20.8)	(155.9)
Impairment – right-of-use assets	-	(1.4)	(1.8)	(0.3)	(3.5)
Impairment – property and equipment	(0.3)	(0.1)	-	-	(0.4)
Acquisition costs	(2.3)	(20.6)	(0.3)	(0.5)	(23.7)
Integration costs	(4.5)	(1.7)	(4.8)	(0.5)	(11.5)
Restructuring and reorganisation credit/(costs)	0.1	(4.5)	(0.1)	(0.4)	(4.9)
Fair value (loss)/gain on contingent consideration	(0.6)	6.0	(9.5)	-	(4.1)
Operating profit/(loss)	**176.9**	**(10.8)**	**24.9**	**71.9**	**262.9**
Fair value gain on investments					4.3
Loss on disposal of subsidiaries and equity interests					(4.1)
Finance income					6.6
Finance costs					(32.3)
Profit before tax					**237.4**

1. Adjusted operating profit before joint ventures and associates included the following amounts for depreciation and other amortisation: £17.2m for Informa Markets, £4.4m for Informa Tech, £12.2m for Informa Connect and £10.5m for Taylor & Francis
2. Excludes acquired intangible product development and software amortisation

38

Informa.com

Informa PLC | Half-Year Results for Six Months to 30 June 2024

Six months ended 30 June 2023 (unaudited and re-presented)

The business segment results for the six months ended 30 June 2023 have been re-presented, with no impact on the reported Condensed Consolidated Income Statement, to reflect:

- Integrating the Tarsus business into the existing Informa segments
- A transfer of the Aesthetics Medicine business from the Informa Markets segment to the Informa Connect segment
- Reallocation of events between Informa divisions

	Informa Markets[3,4,5] £m	Informa Tech[5] £m	Informa Connect[3,4,5] £m	Taylor & Francis £m	Total £m
Revenue	**760.8**	**197.6**	**278.7**	**283.4**	**1,520.5**
Adjusted operating profit before joint ventures and associates[1]	237.0	27.6	60.7	87.1	412.4
Share of adjusted results of joint ventures and associates[6]	1.1	-	-	-	1.1
Adjusted operating profit	**238.1**	**27.6**	**60.7**	**87.1**	**413.5**
Intangible asset amortisation[2,7]	(87.5)	(18.8)	(18.1)	(26.6)	(151.0)
Reversal of impairment – right-of-use assets	-	-	0.5	-	0.5
Acquisition costs[8]	(15.8)	1.5	(22.0)	(0.2)	(36.5)
Integration costs[8]	(0.6)	(0.6)	(1.9)	-	(3.1)
Restructuring and reorganisation credit/(costs)	0.7	(0.3)	(0.7)	-	(0.3)
Fair value (loss)/gain on contingent consideration	(1.1)	78.0	(0.4)	(0.7)	75.8
Operating profit	**133.8**	**87.4**	**18.1**	**59.6**	**298.9**
Fair value gain on investments					9.4
Profit on disposal of subsidiaries and equity interests					4.3
Finance income					37.9
Finance costs					(35.9)
Profit before tax					**314.6**

1. Adjusted operating profit before joint ventures and associates included the following amounts for depreciation and other amortisation: £16.8m for Informa Markets, £3.2m for Informa Tech, £9.8m for Informa Connect and £8.0m for Taylor & Francis
2. Excludes acquired intangible product development and software amortisation
3. As a result of the Aesthetic Medicine business transferring from Informa Markets to Informa Connect, these figures have been re-presented. Aesthetic Medicine generated £17.2m in revenue for the six months ended 30 June 2023 which translated to £8.6m in adjusted operating profit before joint ventures and associates
4. The figures have also been re-presented to integrate the Tarsus business into the existing Informa segments, with £21.7m in revenue transferring to Informa Markets and £9.2m to Informa Connect and £6.3m and £1.4m in adjusted operating profit before joint ventures and associates respectively
5. Remaining movements relate to the reallocation of events between Informa divisions, with Informa Markets transferring events to Informa Connect and Informa Tech. The events allocated to Informa Connect had £1.8m in revenue for the six months ended 30 June 2023 which translated to £0.5m in adjusted operating profit before joint ventures and associates and Informa Tech £0.8m and £0.4m respectively
6. £0.2m of Tarsus share of adjusted results of joint ventures and associates were re-presented within Informa Markets
7. This balance has been re-presented to allocate £4.2m within Informa Markets and £2.7m within Informa Connect from the Tarsus business. Aesthetic Medicine had £0.8m in intangible asset amortisation in the period
8. The Tarsus acquisition and integration costs were allocated to existing Informa divisions. £15.6m of acquisition costs and £0.5m integration costs were transferred to Informa Markets, and £9.2m and £0.3m respectively were transferred to Informa Connect

39

Informa.com

Informa PLC | Half-Year Results for Six Months to 30 June 2024

Year ended 31 December 2023 (audited)

	Informa Markets £m	Informa Tech £m	Informa Connect £m	Taylor & Francis £m	Total £m
Revenue	**1,593.3**	**396.7**	**580.6**	**619.0**	**3,189.6**
Adjusted operating profit before joint ventures and associates[1]	454.7	72.9	102.5	217.9	848.0
Share of adjusted results of joint ventures and associates	5.8	-	-	-	5.8
Adjusted operating profit	**460.5**	**72.9**	**102.5**	**217.9**	**853.8**
Intangible asset amortisation[2]	(179.0)	(37.5)	(43.4)	(52.9)	(312.8)
Impairment – acquisition-related and other intangibles	(24.5)	(0.3)	(0.3)	-	(25.1)
Reversal of impairment/(impairment) – IFRS 16 right-of-use assets	0.1	(0.3)	0.8	-	0.6
Acquisition costs	(15.7)	(17.0)	(19.7)	(0.9)	(53.3)
Integration costs	(8.3)	(2.9)	(8.5)	-	(19.7)
Restructuring and reorganisation credits/(costs)	1.8	1.1	(0.5)	(13.4)	(11.0)
Fair value (loss)/gain on contingent consideration	(7.3)	82.4	0.7	(0.2)	75.6
Foreign exchange loss on swap settlement	(2.8)	(0.7)	(1.0)	(1.1)	(5.6)
Credit in respect of unallocated cash	3.3	0.8	1.2	-	5.3
Operating profit	**228.1**	**98.5**	**31.8**	**149.4**	**507.8**
Fair value gain on investments					1.3
Profit on disposal of subsidiaries and equity interests					3.0
Finance income					47.4
Finance costs					(67.4)
Profit before tax					**492.1**

1. Adjusted operating profit before joint ventures and associates included the following amounts for depreciation and other amortisation: £33.7m for Informa Markets, £22.1m for Informa Connect, £6.9m for Informa Tech and £18.2m for Taylor & Francis
2. Excludes acquired intangible product development and software amortisation

Informa.com
Informa PLC | Half-Year Results for Six Months to 30 June 2024
40

informa

Segment revenue by type

An analysis of the Group's revenue by segment and type is as follows:

Six months ended 30 June 2024 (unaudited)

	Informa Markets £m	Informa Tech £m	Informa Connect £m	Taylor & Francis £m	Total £m
Exhibitor	680.0	53.9	77.4	-	811.3
Subscriptions	19.6	33.5	75.3	171.1	299.5
Transactional sales	3.2	12.1	19.7	129.1	164.1
Attendee	56.8	20.3	92.1	-	169.2
Marketing and advertising services	38.2	57.3	19.5	0.9	115.9
Sponsorship	40.5	50.5	44.3	-	135.3
Total	**838.3**	**227.6**	**328.3**	**301.1**	**1,695.3**

Six months ended 30 June 2023 (unaudited and re-presented)

	Informa Markets[1,2,3] £m	Informa Tech[3] £m	Informa Connect[1,2,3] £m	Taylor & Francis £m	Total £m
Exhibitor	626.8	45.1	60.5	-	732.4
Subscriptions	16.7	31.9	67.4	165.5	281.5
Transactional sales	2.0	12.5	22.0	117.4	153.9
Attendee	41.5	20.7	76.8	-	139.0
Marketing and advertising services	40.1	60.9	15.3	0.5	116.8
Sponsorship	33.7	26.5	36.7	-	96.9
Total	**760.8**	**197.6**	**278.7**	**283.4**	**1,520.5**

1. As a result of the Aesthetic Medicine business transferring from Informa Markets to Informa Connect, these figures have been re-presented. Aesthetic Medicine generated £17.2m in revenue for the six months ended 30 June 2023
2. The figures have also been re-presented to integrate the Tarsus business into the existing Informa segments, with £21.7m in revenue transferring to Informa Markets and £9.2m to Informa Connect
3. Remaining movements relate to the reallocation of events between Informa divisions

Year ended 31 December 2023 (audited)

	Informa Markets £m	Informa Tech £m	Informa Connect £m	Taylor & Francis £m	Total £m
Exhibitor	1,309.4	85.1	103.8	-	1,498.3
Subscriptions	34.8	58.7	144.0	346.1	583.6
Transactional sales	4.3	26.5	45.6	272.0	348.4
Attendee	74.8	54.4	164.8	-	294.0
Marketing and advertising services	91.0	116.3	36.0	0.9	244.2
Sponsorship	79.0	55.7	86.4	-	221.1
Total	**1,593.3**	**396.7**	**580.6**	**619.0**	**3,189.6**

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Informa PLC | Half-Year Results for Six Months to 30 June 2024

4. Adjusting items

The Board considers certain items should be recognised as adjusting items (see glossary of terms for the definition of adjusting items) since, due to their nature or infrequency, such presentation is relevant to an understanding of the Group's performance. These items do not relate to the Group's underlying trading and are adjusted from the Group's adjusted operating profit measure. The following charges/(credits) are presented as adjusting items:

	6 months ended 30 June 2024 (unaudited) £m	6 months ended 30 June 2023 (unaudited) £m	Year ended 31 December 2023 (audited) £m
Intangible asset amortisation[1]	**155.9**	151.0	312.8
Impairment – acquisition-related and other intangible assets	**-**	-	25.1
Impairment/(reversal) – right-of-use assets	**3.5**	(0.5)	(0.6)
Impairment – property and equipment	**0.4**	-	-
Acquisition costs	**23.7**	36.5	53.3
Integration costs[2]	**11.5**	3.1	19.7
Restructuring and reorganisation costs	**4.9**	0.3	11.0
Fair value loss on contingent consideration	**19.5**	3.0	12.0
Fair value gain on contingent consideration	**(15.4)**	(78.8)	(87.6)
Foreign exchange loss on swap settlement	**-**	-	5.6
Credit in respect of unallocated cash	**-**	-	(5.3)
Adjusting items in operating profit[2]	**204.0**	114.6	346.0
Fair value gain on investments	**(4.3)**	(9.4)	(1.3)
Loss/(profit) on disposal of subsidiaries and equity interests	**4.1**	(4.3)	(3.0)
Finance costs	**-**	0.8	0.8
Adjusting items in profit before tax	**203.8**	101.7	342.5
Tax related to adjusting items	**(27.7)**	(34.4)	(127.0)
Adjusting items in profit for the period	**176.1**	67.3	215.5

1. Intangible asset amortisation is in respect of acquired intangibles and excludes amortisation of software and product development
2. Includes £1.5m (HY 2023: nil; FY 2023: £1.5m) relating to joint ventures and associates

- Intangible asset amortisation is the amortisation charged in respect of intangible assets acquired through business combinations or the acquisition of trade and assets. The charge is not considered related to the underlying performance of the Group and it can fluctuate materially period-on-period as and when new businesses are acquired or disposed of. It is noted that the revenue and results from the related business combinations have been included within the adjusted results.
- Impairment/(reversal) of right-of-use assets mainly relate to the permanent closure or re-opening of previously impaired office properties. These have been classified as adjusting items based on being infrequent in nature and therefore not being considered to be part of the usual underlying costs of the Group and to provide comparability of underlying results to prior periods.
- Acquisition and integration costs are costs incurred in acquiring and integrating share and asset acquisitions. These are classified as adjusting items as these costs relate to M&A activity, which is not considered to be part of the usual underlying activities of the Group.
- Restructuring and reorganisation costs are costs incurred by the Group in business restructuring and operating model changes and specific and non-recurring legal costs. These have been classified as adjusting items when they relate to specific initiatives following reviews of our organisational operations during the period and are therefore adjusted to provide comparability to prior periods.

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- Fair value (gains)/losses on contingent consideration are recognised in the period as charges or credits to the Consolidated Income Statement unless these qualify as measurement period adjustments arising within one year from the acquisition date. These are classified as adjusting items as they arise as a result of acquisitions and are not part of the underlying operations of the business and are therefore adjusted to provide comparability of underlying results to prior periods. It is noted that the revenue and results from the related acquisitions have been included within the adjusted results.
- Fair value gain on investments is the gain as a result of an increase in the fair value of investments held. This is classified as an adjusting item as is not considered related to the underlying trading operations and performance of the Group and is therefore adjusted to provide comparability to prior periods.
- Loss/(profit) on disposal of subsidiaries and equity interests relates to disposals in the current period or subsequent costs or credits relating to prior disposals. These are classified as adjusting items as these losses/(profits) relate to disposals and are not considered part of the underlying operations of the business and are therefore adjusted to provide comparability of underlying results to prior periods.

5. Finance income

	6 months ended 30 June 2024 (unaudited) £m	6 months ended 30 June 2023 (unaudited) £m	Year ended 31 December 2023 (audited) £m
Interest income on bank deposits	**6.2**	37.7	46.7
Interest income finance lessor leases	**0.2**	0.1	0.4
Fair value gain on financial instruments through the income statement	**0.2**	0.1	0.3
Total finance income	**6.6**	37.9	47.4

6. Finance costs

	6 months ended 30 June 2024 (unaudited) £m	6 months ended 30 June 2023 (unaudited) £m	Year ended 31 December 2023 (audited) £m
Interest expense on borrowings and loans	**25.1**	30.2	58.2
Interest on IFRS 16 leases	**6.6**	5.5	11.2
Interest cost on pension scheme net surplus	**0.5**	0.5	(1.8)
Total interest expense	**32.2**	36.2	67.6
Non-income taxes in relation to intra-Group financing	**-**	-	0.1
Fair value gain/(loss) on financial instruments through the income statement	**0.1**	(1.1)	(1.1)
Financing costs before adjusting items	**32.3**	35.1	66.6
Adjusting items[1]	**-**	0.8	0.8
Total finance costs	**32.3**	35.9	67.4

1. The adjusting item for 2023 relates to the revaluation of the BolognaFiere convertible bond issued in December 2022

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informa

7. Taxation

The tax charge comprises:

	6 months ended 30 June 2024 (unaudited) £m	6 months ended 30 June 2023 (unaudited) £m	Year ended 31 December 2023 (audited) £m
Current tax	**71.2**	62.9	74.3
Deferred tax	**(8.4)**	(18.2)	(44.9)
Total tax charge on profit on ordinary activities	**62.8**	44.7	29.4

The Adjusted Effective Tax Rate of 20.5% (H1 2023: 19.0%) has been estimated using full year forecasts and has then been applied to the adjusted profit before tax for the period. The tax charge on adjusting items for the period has been calculated by applying to each adjusting item the tax rate for the jurisdiction in which the adjusting item arises, to the extent the item is expected to be taxable/deductible.

8. Dividends

As at 30 June 2024, £163.9m (30 June 2023: £95.9m and 31 December 2023: £0.3m) of dividends are still to be paid. The proposed final dividend for the year ended 31 December 2023 of 12.2 pence per share was approved at the AGM on 21 June 2024 and was paid on 12 July 2024. This has been included as a liability as at 30 June 2024.

The proposed interim dividend for the six months ended 30 June 2024 of 6.4 pence per share (30 June 2023: 5.8 pence per share), has been approved by the Board and will be paid on 20 September 2024 to ordinary shareholders registered as at the close of business on 9 August 2024. This has not been included as a liability in these Condensed Consolidated Financial Statements.

9. Earnings per share

Basic EPS

The basic earnings per share (EPS) calculation is based on the profit attributable to Equity Shareholders of the Company. To calculate basic earnings per share this amount is divided by the weighted average number of shares in issue (which is stated after deducting shares held by the Employee Share Trust and ShareMatch).

Diluted EPS

The diluted EPS calculation is based on the basic EPS calculation above, except that the weighted average number of shares includes all potentially dilutive options granted by the reporting date as if those options had been exercised on the first day of the accounting period or the date of the grant, if later.

Weighted average number of shares

The table below sets out the weighted average number of shares used in the calculation of diluted EPS for both statutory and adjusted purposes showing the adjustment in respect of dilutive potential Ordinary Shares.

	6 months ended 30 June 2024 (unaudited)	6 months ended 30 June 2023 (unaudited)	Year ended 31 December 2023 (audited)
Weighted average number of shares used in basic earnings per share	**1,350,895,110**	1,405,563,269	1,394,051,260
Effect of dilutive potential ordinary shares	**8,104,397**	8,695,670	8,670,882
Weighted average number of shares used in diluted EPS calculation	**1,358,999,507**	1,414,258,939	1,402,722,142

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Statutory EPS

	6 months ended 30 June 2024 (unaudited)		6 months ended 30 June 2023 (unaudited)		Year ended 31 December 2023 (audited)	
	Earnings £m	Per share amount Pence	Earnings £m	Per share amount Pence	Earnings £m	Per share amount Pence
Earnings for the purpose of basic EPS	**174.6**		269.9		462.7	
Non-controlling interests	**(27.3)**		(16.4)		(43.7)	
Earnings for the purpose of statutory basic EPS (p)	**147.3**	**10.9**	253.5	18.0	419.0	30.1
Effect of dilutive potential ordinary shares	**-**	**(0.1)**	-	(0.1)	-	(0.2)
Earnings for the purpose of statutory diluted EPS (p)	**147.3**	**10.8**	253.5	17.9	419.0	29.9

Adjusted EPS

The basic and diluted adjusted EPS calculations have been presented to provide additional useful information on the underlying performance. Profits are based on operations attributable to equity shareholders and are adjusted to exclude items that in the opinion of the Directors would distort underlying results, with those items detailed in Note 4.

	6 months ended 30 June 2024 (unaudited)		6 months ended 30 June 2023 (unaudited)		Year ended 31 December 2023 (audited)	
	Earnings £m	Per share amount Pence	Earnings £m	Per share amount Pence	Earnings £m	Per share amount Pence
Earnings for the purpose of basic EPS/statutory basic EPS (p)	**147.3**	**10.9**	253.5	18.0	419.0	30.1
Adjusting items:						
Intangible asset amortisation	**155.9**	**11.5**	151.0	10.7	312.8	22.4
Impairment – acquisition-related intangible assets	**-**	**-**	-	-	25.1	1.8
Impairment/(reversal) – right-of-use assets	**3.5**	**0.3**	(0.5)	-	(0.6)	-
Impairment – property and equipment	**0.4**	**-**	-	-	-	-
Acquisition costs	**23.7**	**1.8**	36.5	2.6	53.3	3.8
Integration costs	**11.5**	**0.8**	3.1	0.2	19.7	1.4
Restructuring and reorganisation costs	**4.9**	**0.4**	0.3	-	11.0	0.8
Fair value loss on contingent consideration	**19.5**	**1.4**	3.0	0.2	12.0	0.9
Fair value gain on contingent consideration	**(15.4)**	**(1.1)**	(78.8)	(5.6)	(87.6)	(6.3)
Foreign exchange loss on swap settlement	**-**	**-**	-	-	5.6	0.4
Credit in respect of unallocated cash	**-**	**-**	-	-	(5.3)	(0.4)
Fair value gain on investments	**(4.3)**	**(0.3)**	(9.4)	(0.7)	(1.3)	(0.1)
Loss/(profit) on disposal of subsidiaries and equity interests	**4.1**	**0.3**	(4.3)	(0.3)	(3.0)	(0.2)

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Finance costs	**-**	**-**	0.8	0.1	0.8	0.1
Tax related to adjusting items	**(27.7)**	**(2.1)**	(34.4)	(2.4)	(127.0)	(9.1)
Non-controlling interest adjusting items	**(0.3)**	**-**	(2.1)	(0.1)	0.6	-
Earnings for the purpose of adjusted basic EPS/adjusted basic EPS (p)	**323.1**	**23.9**	318.7	22.7	635.1	45.6
Effect of dilutive potential ordinary shares	**-**	**(0.1)**	-	(0.2)	-	(0.3)
Earnings for the purpose of adjusted diluted EPS (p)	**323.1**	**23.8**	318.7	22.5	635.1	45.3

10. Goodwill

	(Unaudited) £m
Cost	
At 1 January 2024	**7,281.6**
Additions	**53.4**
Exchange differences	**(2.0)**
At 30 June 2024	**7,333.0**
Accumulated impairment losses	
At 1 January 2024	**(651.8)**
Exchange differences	**2.3**
At 30 June 2024	**(649.5)**
Carrying amount	
At 30 June 2024	**6,683.5**
At 31 December 2023	6,629.8

Impairment trigger test and impairment review

In preparing the 30 June 2024 Condensed Consolidated Balance Sheet, the Directors reviewed the carrying value of the Group's goodwill to assess if there were indicators of impairment. This review starts with an assessment of current and forecasted trading against the budget used in the 2023 year-end impairment review. This assessment was undertaken at 30 June 2024 and concluded that there were no indicators of impairment across the Group.

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11. Share capital

Share capital as at 30 June 2024 amounted to £1.3m (30 June 2023: £1.4m and 31 December 2023: £1.4m).

	6 months ended 30 June 2024 (unaudited) Number of shares	6 months ended 30 June 2023 (unaudited) Number of shares	Year ended 31 December 2023 (audited) Number of shares
At 1 January	**1,368,029,699**	1,418,525,746	1,418,525,746
Issue of new shares to Employee Share Trust	**8,860,000**	-	-
Issue of shares	**4,397,622**	25,957,663	26,492,800
Share buyback	**(41,067,602)**	(41,493,317)	(76,988,847)
At 30 June / 31 December	**1,340,219,719**	1,402,990,092	1,368,029,699

As at 30 June 2024, the Informa Employee Share Trust (EST) held 8,038,925 (30 June 2023: 901,990; 31 December 2023: 804,045) ordinary shares in the Company at a market value of £68.8m (30 June 2023: £6.5m; 31 December 2023: £6.3m). As at 30 June 2024 the ShareMatch scheme held 2,173,186 (30 June 2023: 1,487,968; 31 December 2023: 1,889,766) ordinary shares in the Company. At 30 June 2024, the Group held 0.8% (30 June 2023: 0.2%; 31 December 2023: 0.2%) of its own called-up share capital.

The Company issued 4,397,622 new ordinary shares of 0.1 pence each on 16 May 2024. The shares were issued as part of the consideration for the acquisition of Tarsus Group.

During the period, the Company bought back 41,067,602 ordinary shares at the nominal value of 0.1p for a total consideration of £338.9m and cancelled 39,907,891 of these shares. 1,159,711 shares (£10.1m) were settled and cancelled subsequent to 30 June 2024.

A share buyback liability of £90.0m (30 June 2023: £36.8m; 31 December 2023: £90.9m) has been included in trade and other payables at 30 June 2024 which reflects the maximum liability for the purchase of the Company's own shares through to the conclusion of the Group's close period on 24 July 2024 following an irrevocable instruction issued to the Group's broker in connection with the previously announced share buyback programme.

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Informa PLC | Half-Year Results for Six Months to 30 June 2024 48 Informa.com 12. Notes to the Cash Flow Statement 6 months ended 6 months ended Year ended 30 June 30 June 31 December 2024 (unaudited) 2023 (unaudited) 2023 (audited) Note £m £m £m Profit before tax 237.4 314.6 492.1 Adjustments for: Depreciation of property and equipment 7.9 6.4 13.5 Depreciation of right-of-use assets 13.6 12.6 26.3 Amortisation of other intangible assets 178.7 169.8 353.9 Impairment – acquisition-related intangible assets - - 25.1 Impairment/(reversal) – right-of-use assets 3.5 (0.5) (0.6) Impairment – property and equipment 0.4 - - Share-based payments 9.0 11.5 20.8 Fair value gain on contingent consideration 16 (15.4) (78.8) (87.6) Fair value loss on contingent consideration 16 19.5 3.0 12.0 Lease modifications (0.4) (1.9) (5.1) Loss/(profit) on disposal of businesses 4.1 (4.3) (3.0) Loss/(profit) on disposal of property and equipment and software 0.1 (0.1) 2.4 Fair value gain on investments (4.3) (9.4) (1.3) Finance income 5 (6.6) (37.9) (47.4) Finance costs 6 32.3 35.9 67.4 Adjusted share of results of joint ventures and associates (1.3) (1.1) (5.8) Operating cash inflow before movements in working capital 478.5 419.8 862.7 Increase in inventories (2.3) (0.7) (7.4) Increase in receivables (113.3) (73.5) (16.1) Increase/(decrease) in payables 2.4 (78.8) (16.0) Movements in working capital (113.2) (153.0) (39.5) Pension deficit recovery contributions (0.6) (1.2) (3.5) Cash generated from operations 364.7 265.6 819.7

Informa PLC | Half-Year Results for Six Months to 30 June 2024 49 Informa.com Analysis of movement in net debt (unaudited) as at 30 June 2024: At 1 Jan 2024 £m Non-cash movements £m Cash flow £m Exchange movements £m At 30 June 2024 £m Cash and cash equivalents 389.3 - (41.6) (5.7) 342.0 Other financing assets Derivative assets associated with borrowings - - - - - Finance lease receivables 10.5 - (0.5) (0.7) 9.3 Total other financing assets 10.5 - (0.5) (0.7) 9.3 Other financing liabilities Bond borrowings due in more than one year (1,492.6) - - 26.7 (1,465.9) Bank loans due in more than one year (30.4) - (165.0) - (195.4) Bond borrowing fees 6.2 (1.0) - - 5.2 Bank loan fees due in more than one year 2.3 (0.5) - - 1.8 Derivative liabilities associated with borrowings (77.9) (31.4) - - (109.3) Lease liabilities (263.8) (38.8) 13.6 (3.4) (292.4) Bond borrowings due in less than one year - - - - - Acquired debt - - - - - Loans from other parties including joint ventures and associates - - (7.9) - (7.9) Total other financing liabilities (1,856.2) (71.7) (159.3) 23.3 (2,063.9) Total net financing liabilities (1,845.7) (71.7) (159.8) 22.6 (2,054.6) Net debt (1,456.4) (71.7) (201.4) 16.9 (1,712.6)

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Analysis of movement in net debt (unaudited) as at 30 June 2023:

	At 1 Jan 2023 £m	Non-cash movements £m	Cash flow £m	Exchange movements £m	At 30 June 2023 £m
Cash and cash equivalents	2,125.8	-	(1,015.2)	(53.1)	1,057.5
Other financing assets					
Derivative assets associated with borrowings	2.2	(2.2)	-	-	-
Finance lease receivables	6.7	5.8	(1.0)	(0.1)	11.4
Total other financing assets	8.9	3.6	(1.0)	(0.1)	11.4
Other financing liabilities					
Bond borrowings due in more than one year	(1,512.3)	-	0.1	32.5	(1,479.7)
Bank loans due in more than one year	(41.3)	-	-	2.5	(38.8)
Bond borrowing fees	8.8	(1.4)	-	(0.1)	7.3
Bank loan fees due in more than one year	2.4	(0.3)	1.2	(0.3)	3.0
Derivative liabilities associated with borrowings	(168.1)	44.2	-	-	(123.9)
Lease liabilities	(270.4)	(18.1)	12.6	11.2	(264.7)
Bond borrowings due in less than one year	(398.4)	-	-	12.2	(386.2)
Acquired debt	-	(443.9)	443.9	-	-
Total other financing liabilities	(2,379.3)	(419.5)	457.8	58.0	(2,283.0)
Total net financing liabilities	(2,370.4)	(415.9)	456.8	57.9	(2,271.6)
Net debt	(244.6)	(415.9)	(558.4)	4.8	(1,214.1)

Analysis of movement in net debt (audited) as at 31 December 2023:

	At 1 Jan 2023 £m	Non-cash movements £m	Cash flow £m	Exchange movements £m	At 31 December 2023 £m
Cash and cash equivalents	2,125.8	-	(1,689.2)	(47.3)	389.3
Other financing assets					
Derivative assets associated with borrowings	2.2	(2.2)	-	-	-
Finance lease receivables	6.7	5.9	(1.3)	(0.8)	10.5
Total other financing assets	8.9	3.7	(1.3)	(0.8)	10.5
Other financing liabilities					
Bond borrowings due in more than one year	(1,512.3)	-	-	19.7	(1,492.6)
Bank loans due in more than one year	(41.3)	0.5	7.9	2.5	(30.4)
Bond borrowing fees	8.8	(2.7)	-	0.1	6.2
Bank loan fees due in more than one year	2.4	(1.6)	1.2	0.3	2.3
Derivative liabilities associated with borrowings	(168.1)	82.0	8.2	-	(77.9)
Lease liabilities	(270.4)	(43.0)	33.8	15.8	(263.8)
Acquired debt	-	(443.9)	443.9	-	-
Bond borrowings due in less than one year	(398.4)	-	386.0	12.4	-
Total other financing liabilities	(2,379.3)	(408.7)	881.0	50.8	(1,856.2)
Total net financing liabilities	(2,370.4)	(405.0)	879.7	50.0	(1,845.7)
Net debt	(244.6)	(405.0)	(809.5)	2.7	(1,456.4)

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Informa PLC | Half-Year Results for Six Months to 30 June 2024 51 Informa.com Reconciliation of movement in net debt 6 months ended 6 months ended Year ended 31 December 30 June 2024 30 June 2023 2023 (unaudited) (unaudited) (audited) £m £m £m Decrease in cash and cash equivalents in the period (including cash acquired) (41.6) (1,015.2) (1,689.2) Cash flows from net drawdown of borrowings and derivatives associated with debt (159.8) 456.8 879.7 Change in net debt resulting from cash flows (201.4) (558.4) (809.5) Non-cash movements including foreign exchange and excluding net lease additions (16.0) (398.8) (365.2) Movement in net debt in the period (217.4) (957.2) (1,174.7) Net debt at beginning of the period (1,456.4) (244.6) (244.6) Net lease additions in the period (38.8) (12.3) (37.1) Net debt at end of the period (1,712.6) (1,214.1) (1,456.4)

13. Borrowings

The Group had £2.6bn of committed facilities at 30 June 2024 (£3.0bn at 30 June 2023 and £2.6bn at 31 December 2023). The total borrowings excluding lease liabilities as well as derivative assets and liabilities associated with borrowings are as follows:

	At 30 June 2024 (unaudited) £m	At 30 June 2023 (unaudited) £m	At 31 December 2023 (audited) £m
Current			
Euro Medium Term Note (€450.0m) – matured July 2023	**-**	386.2	-
EMTN borrowings – current	**-**	386.2	-
Non-current			
Bank borrowings – revolving credit facility	**165.0**	-	-
Bank borrowings – other	**30.4**	38.8	30.4
Bank debt issue costs	**(1.8)**	(3.0)	(2.3)
Bank borrowings – non-current	**193.6**	35.8	28.1
Euro Medium Term Note (€700.0m) – due October 2025	**592.6**	600.7	608.2
Euro Medium Term Note (£450.0m) – due July 2026	**450.0**	450.0	450.0
Euro Medium Term Note (€500.0m) – due April 2028	**423.3**	429.0	434.4
EMTN borrowings issue costs	**(5.2)**	(7.3)	(6.2)
EMTN borrowings – non-current	**1,460.7**	1,472.4	1,486.4
Total borrowings – non-current	**1,654.3**	1,508.2	1,514.5
Total borrowings	**1,654.3**	1,894.4	1,514.5

Bank borrowings reflect £30.4m of a drawn loan facility, acquired as part of the 2021 Curinos (Novantas) transaction. There are total loan facilities available relating to Curinos of up to $48.5m which matures in May 2027, $10.0m of these facilities remains undrawn at 30 June 2024. The $50.0m delayed draw term loan acquired as part of the Curinos transaction expired on 28 May 2024. The Group also has access to revolving credit facilities of £1,050.0m, of which £165.0m was drawn at 30 June 2024 (31 December 2023: nil drawn, 30 June 2023: nil drawn). The facility matures in February 2026.

The Group does not have any of its property and equipment and other intangible assets pledged as security over its Group-level loans.

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Informa.com

Informa PLC | Half-Year Results for Six Months to 30 June 2024

Informa PLC | Half-Year Results for Six Months to 30 June 2024 53 Informa.com 14. Business combinations Business combinations made in the six months ended 30 June 2024 The principal business combination in the period was the acquisition of Solar Media Limited. The provisional amounts recognised in respect of the estimated fair value of identifiable assets and liabilities of this acquisition are provided below. Solar Media Limited On 4 April 2024, the Group acquired 100% of the issued share capital of Solar Media Limited (Solar Media). Solar Media is a UK-based media company specialising in the delivery of conferences focussed on the clean energy sector. Total consideration was £48.1m, of which £43.6m was paid in cash and £4.5m was deferred cash consideration. The deferred consideration is payable 12 months after the date of completion. The provisional fair value of the identifiable assets acquired and liabilities assumed at the acquisition date are shown below: Provisional fair value £m Acquisition intangible assets 14.3 Trade and other receivables1 2.3 Cash and cash equivalents 6.2 Trade and other payables (2.0) Deferred income (3.0) Provisions (0.7) Current tax liabilities (1.2) Deferred tax liabilities (3.6) Total identifiable net assets acquired 12.3 Provisional goodwill 35.8 Total consideration 48.1 Satisfied by: £m Cash 43.6 Deferred consideration 4.5 Total 48.1 1. Trade and other receivables include trade receivables that represent the gross contractual amounts and the amounts that are expected to be collected in full Acquisition intangible assets of £14.3m consist of £6.8m of trade names fair valued using the relief from royalty method, £6.6m of customer relationships fair valued using the excess earnings income method, and £0.9m of content library fair valued using the cost approach. A deferred tax liability has been recognised as a result of the recognition of these acquisition intangible assets. The provisional goodwill arising from the acquisition has initially been identified as relating to the following factors: • Expansion into the solar energy market via Solar Media’s existing position; • Ability to leverage strength and market positions of Solar Media and Informa’s existing portfolio to accelerate growth in both; • Synergies across all clean energy content, customers, products and partners.

Informa PLC | Half-Year Results for Six Months to 30 June 2024 54 Informa.com Goodwill recognised is included in the Informa Markets group of CGUs as at 30 June 2024. None of the goodwill recognised is expected to be deductible for tax purposes. Total acquisition-related costs of £0.9m were recognised within adjusting items in the Condensed Consolidated Income Statement. Solar Media generated revenue of £2.9m and a statutory loss after tax of £0.7m for the period from the date of acquisition to 30 June 2024. If the Solar Media acquisition had completed on the first day of the reporting period, the total revenue of the Group would have been £1,701.6m and statutory profit after tax of the Group would have been £175.8m for the six months ended 30 June 2024. 15. Related party transactions All transactions with related parties are conducted on an arm’s-length basis and in accordance with normal business terms. Transactions between related parties that are Group subsidiaries are eliminated on consolidation. The related parties identified by the Directors include joint ventures, associates and key management personnel. Transactions with joint ventures and associates All transactions with joint ventures and associates are in the normal course of business. Transactions between the Group and its joint ventures and associates are disclosed below: 6 months ended 30 June 2024 £m 6 months ended 30 June 2023 £m Year ended 31 December 2023 £m Sales to joint ventures (0.1) - (0.1) Sales to associates - - (1.7) Purchases from joint ventures 0.1 0.1 - Purchases from associates 1.2 0.2 2.2 Trade receivables owed by joint ventures - - 0.1 Trade receivables owed by associates - - 0.5 Trade payables owed to joint ventures (0.1) - - Trade payables owed to joint ventures are settled net of trade receivables due from joint ventures 60 days after the delivery of goods or services. There are no loans to or from joint ventures. Transactions with key management personnel There were no material transactions with the Directors of the Company during the period, except for those relating to remuneration and shareholdings. For the purposes of IAS 24 Related Party Disclosures, Executives below the level of the Company’s Board are not regarded as related parties. Other related party disclosures At 30 June 2024, Informa Group companies have guaranteed the pension scheme liabilities of the Taylor & Francis Group Pension and Life Assurance Scheme, the Informa Final Salary Scheme and the UBM Pension Scheme. 16. Financial instruments This note provides an update on the judgements and estimates made by the Group in determining the fair values of the financial instruments since the 2023 Annual Report and Accounts.

Informa PLC | Half-Year Results for Six Months to 30 June 2024 55 Informa.com Fair value hierarchy Valuation techniques use observable market data where it is available and rely as little as possible on entity-specific estimates. The fair values of interest rate swaps and forward exchange contracts are measured using discounted cash flows. Future cash flows are based on forward interest/exchange rates (from observable yield curves/forward exchange rates at the end of the reporting period) and contract interest/forward rates, discounted at a rate that reflects the credit risk of the counterparties. The fair values of put options over non-controlling interests (including exercise price) and contingent and deferred consideration on acquisitions are measured using discounted cash flow models with inputs derived from the projected financial performance in relation to the specific contingent consideration criteria for each acquisition, as no observable market data is available. The fair values are most sensitive to the projected financial performance of each acquisition; management makes a best estimate of these projections at each financial reporting date and regularly assesses a range of reasonably possible alternatives for those inputs and determines their impact on the total fair value. The fair value of the contingent and deferred consideration on acquisitions is not materially sensitive to a reasonable change in the forecast performance. Financial instruments that are measured subsequent to initial recognition at fair value are grouped into Levels 1 to 3, based on the degree to which the fair value is observable, as follows: ● Level 1 fair value measurements are those derived from unadjusted quoted prices in active markets for identical assets or liabilities. ● Level 2 fair value measurements are those derived from inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices). ● Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs), such as internal models or other valuation methods. Level 3 balances for contingent consideration and other investments use future cash flow forecasts to determine the fair value.

Financial assets and liabilities measured at fair value in the Consolidated Balance Sheet and their categorisation in the fair value hierarchy at 30 June 2024, 31 December 2023 and 30 June 2023:

	Level 1 At 30 June 2024 (unaudited) £m	Level 2 At 30 June 2024 (unaudited) £m	Level 3 At 30 June 2024 (unaudited) £m	Total At 30 June 2024 (unaudited) £m
Financial assets				
Unhedged derivative financial instruments	-	0.2	-	0.2
Cash and cash equivalents measured at fair value	39.1	-	-	39.1
Other investments[1]	-	-	264.9	264.9
	39.1	0.2	264.9	304.2
Financial liabilities at fair value through profit or loss				
Derivative financial instruments in designated hedge accounting relationships[2]	-	108.8	-	108.8
Unhedged derivative financial instruments	-	0.5	-	0.5
Deferred consideration on acquisitions[3]	12.7	-	-	12.7
Contingent consideration and put call options on acquisitions[1]	-	-	81.6	81.6
	12.7	109.3	81.6	203.6

1. See below table for breakdown of movement
2. Amount relates to cross-currency interest rate swaps associated with Euro Medium Term Notes
3. Classified within Trade and other payables on the Condensed Consolidated Balance Sheet

	Level 1 At 30 June 2023 (unaudited) £m	Level 2 At 30 June 2023 (unaudited) £m	Level 3 At 30 June 2023 (unaudited) £m	Total At 30 June 2023 (unaudited) £m
Financial assets				
Unhedged derivative financial instruments	-	0.6	-	0.6
Cash and cash equivalents measured at fair value	789.0	-	-	789.0
Other investments[1]	-	-	263.9	263.9
	789.0	0.6	263.9	1,053.5
Financial liabilities at fair value through profit or loss				
Derivative financial instruments in designated hedge accounting relationships[2]	-	123.9	-	123.9
Unhedged derivative financial instruments	-	2.0	-	2.0
Deferred consideration on acquisitions[3]	1.4	-	-	1.4
Contingent consideration and put call options on acquisitions[1]	-	-	132.1	132.1
	1.4	125.9	132.1	259.4

1. See below table for breakdown of movement
2. Amount relates to cross-currency interest rate swaps associated with Euro Medium Term Notes
3. Classified within Trade and other payables on the Condensed Consolidated Balance Sheet

56

Informa.com

Informa PLC | Half-Year Results for Six Months to 30 June 2024

informa

	Level 1 At 31 December 2023 (audited) £m	Level 2 At 31 December 2023 (audited) £m	Level 3 At 31 December 2023 (audited) £m	Total At 31 December 2023 (audited) £m
Financial assets				
Unhedged derivative financial instruments	-	0.6	-	0.6
Cash and cash equivalents measured at fair value	141.0	-	-	141.0
Other investments[1]	-	28.3	232.5	260.8
	141.0	28.9	232.5	402.4
Financial liabilities at fair value through profit or loss				
Derivative financial instruments in designated hedge accounting relationships[2]	-	77.9	-	77.9
Deferred consideration on acquisitions[3]	-	-	15.0	15.0
Contingent consideration on acquisitions[1]	-	-	137.9	137.9
	-	77.9	152.9	230.8

1. See below table for breakdown of movement
2. Amount relates to cross-currency interest rate swaps associated with Euro Medium Term Notes
3. Classified within Trade and other payables on the Condensed Consolidated Balance Sheet

Other investments

The Group's other investments at 30 June 2024 are as follows:

	(Unaudited) £m
At 1 January 2023	262.7
Fair value gain	5.6
Exchange differences	(4.4)
At 30 June 2023	263.9
Additions of listed equity securities	24.9
Conversion of convertible bonds to investments	(20.6)
Fair value loss	(3.1)
Exchange differences	(4.3)
At 31 December 2023	260.8
Fair value gain	4.3
Exchange differences	(0.2)
At 30 June 2024	**264.9**

Other investments consist of investments in listed equity securities, unlisted equity securities and preference shares. The most significant of these is the retained equity interest in Norstella, previously Pharma Intelligence, following the sale of the Informa Intelligence division in 2022.

Refer to Note 2 for details of the key source of estimation uncertainty involved in the calculation of the fair value of the retained Pharma Intelligence stake. A fair value gain of £6.9m has been recognised in the Condensed Consolidated Income Statement in relation to the retained Pharma Intelligence stake for the six months ended 30 June 2024.

Informa.com

Informa PLC | Half-Year Results for Six Months to 30 June 2024

57

Informa PLC | Half-Year Results for Six Months to 30 June 2024 58 Informa.com Contingent consideration and put call options on acquisitions (Unaudited) £m At 1 January 2023 133.3 Acquisition of subsidiaries 33.9 Amounts assumed at acquisition date 56.5 Fair value gain through profit or loss (78.8) Fair value loss through profit or loss 3.0 Payment (2.2) Exchange differences (13.6) At 30 June 2023 132.1 Acquisition of subsidiaries 11.5 Acquisition of assets 5.0 Fair value gain through profit or loss (8.8) Fair value loss through profit or loss 9.0 Fair value gain through equity on put call options (1.5) Payment (7.1) Transfers1 (13.1) Exchange differences 10.8 At 31 December 2023 137.9 Acquisition of subsidiaries 2.8 Acquisition of assets 0.8 Fair value gain through profit or loss (15.4) Fair value loss through profit or loss 19.5 Fair value loss through equity on put call options 2.5 Payment (66.2) Exchange differences (0.3) At 30 June 2024 81.6 1. The transfers relate to amendments to agreements during 2023, finalising fixed amounts to be paid in 2024. As such, these contracts were reclassified as deferred consideration in 2023 Fair value of other financial instruments (unrecognised) The Group also has a number of financial instruments which are not measured at fair value on the balance sheet. For the majority of these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Significant differences were identified for the following instruments at 30 June 2024: Carrying amount 30 June 2024 (unaudited) Estimated fair value 30 June 2024 (unaudited) Carrying amount 31 December 2023 (audited) Estimated fair value 31 December 2023 (audited) £m £m £m £m Financial liabilities Bond borrowings 1,460.7 1,396.5 1,486.4 1,417.1 17. Events after the Balance Sheet date On 24 July 2024, the Boards of Informa plc and Ascential plc reached agreement on the terms of a £1.2 billion recommended cash offer for the entire issued share capital of Ascential plc, the owners of the Lions and Money20/20 businesses.

Informa PLC | Half-Year Results for Six Months to 30 June 2024 59 Informa.com Glossary of terms: Alternative Performance Measures The Group provides adjusted results and underlying measures in addition to statutory measures, in order to provide additional useful information on business performance trends to Shareholders. The Board considers these non-GAAP measures to be a useful and alternative way to measure the Group’s performance in a way that is comparable to the prior year. The terms ‘adjusted’ and ‘underlying’ are not defined terms under IFRS and may not therefore be comparable with similarly titled measurements reported by other companies. These measures are not intended to be a substitute for, or superior to, IFRS measurements. The Financial Review provides reconciliations of alternative performance measures (APMs) to statutory measures and also provides the basis of calculation for certain APM metrics. These APMs are provided on a consistent basis with the prior year. Adjusted results and adjusting items Adjusted results exclude items that are commonly excluded across the media sector: amortisation and impairment of goodwill and intangible assets relating to businesses acquired and other intangible asset purchases of book lists, journal titles, acquired databases and brands related to exhibitions and conferences, acquisition and integration costs, profit or loss on disposal of businesses, restructuring costs and other items that in the opinion of the Directors would impact the comparability of underlying results. Adjusting items are detailed in Note 4 to the Condensed Consolidated Financial Statements. Adjusted results are prepared for the following measures which are provided in the Condensed Consolidated Income Statement on page 26: adjusted operating profit, adjusted net finance costs, adjusted profit before tax (PBT), adjusted tax charge, adjusted profit after tax, adjusted earnings and adjusted diluted earnings per share. Adjusted operating margin, effective tax rate on adjusted profits and adjusted EBITDA are used in the Financial Review on pages 8, 12 and 14 respectively. Adjusted EBITDA ● Adjusted EBITDA is earnings before interest, tax, depreciation, amortisation and other non-cash items such as share-based payments and before adjusting items. The full reconciliation and definition of adjusted EBITDA is provided in the Financial Review. ● Covenant-adjusted EBITDA for Informa interest cover purposes under the Group’s previous financial covenants on debt facilities is earnings before interest, tax, depreciation and amortisation and adjusting items. It is adjusted to be on a pre-IFRS 16 basis. ● Covenant-adjusted EBITDA for Informa leverage purposes under the Group’s previous financial covenants on debt facilities is earnings before interest, tax, depreciation and amortisation and adjusting items. It is adjusted to include a full year’s trading for acquisitions and remove trading results for disposals, and adjusted to be on a pre-IFRS 16 basis. Adjusted EBITDA margin Adjusted EBITDA margin is shown as a percentage and is calculated by dividing Adjusted EBITDA by revenue, it is provided as an additional useful metric to readers. Adjusted operating margin The Adjusted operating margin is shown as a percentage and calculated by dividing adjusted operating profit by revenue. The Financial Review on page 8 shows the calculation of the Adjusted operating margin, which is provided as an additional useful metric on underlying performance to readers. Adjusted tax charge The adjusted tax charge excludes the tax effects of adjusting items, deferred tax movements relating to tax losses in Luxembourg as well as other significant one-off items. It includes the allowable tax benefit for goodwill amortisation in the US and elsewhere.

Informa PLC | Half-Year Results for Six Months to 30 June 2024 60 Informa.com Adjusted effective tax rate The adjusted effective tax rate is shown as a percentage and is calculated by dividing the adjusted tax charge by the adjusted profit before tax, which is provided as an additional useful metric for readers on the Group’s tax position. Free cash flow Free cash flow is a key financial measure of cash generation and represents the cash flow generated by the business before cash flows relating to acquisitions and disposals and their related costs, dividends, and any new equity issuance or repurchases of own shares and debt issues or repayments. Free cash flow is one of the Group’s key performance indicators, and is an indicator of operational efficiency and financial discipline, illustrating the capacity to reinvest, fund future dividends and repay debt. The Financial Review on page 13 provides a reconciliation of free cash flow to statutory measures. Informa interest cover Informa interest cover is calculated according to the Group’s previous financial covenants on debt facilities and is the ratio of covenant-adjusted EBITDA for interest cover purposes to adjusted net finance costs and excluding finance fair value items. It is provided to enable the assessment of our debt position together with our compliance with these previous specific debt covenants. The Financial Review on page 16 provides the basis of the calculation of Informa interest cover. Informa leverage ratio The Informa leverage ratio is calculated according to the Group’s previous financial covenants on debt facilities and is the ratio of net debt to covenant-adjusted EBITDA for Informa leverage information purposes and is provided to enable the assessment of our debt position together with compliance with these previous specific debt covenants. The Financial Review on page 16 provides the basis of the calculation of the Informa leverage ratio. Net cash/debt Net debt consists of cash and cash equivalents, and includes bank overdrafts (where applicable), borrowings, derivatives associated with debt instruments, finance leases, lease liabilities, deferred borrowing fees and other loan receivables or loan payables where these are interest bearing and do not relate to deferred consideration arrangements for acquisitions or disposals. Operating cash flow and operating cash flow conversion Operating cash flow is a financial measure used to determine the efficiency of cash flow generation in the business and is measured by and represents free cash flow before interest, tax, restructuring and reorganisation costs. The Financial Review on page 15 reconciles operating cash flow to statutory measures. Operating cash flow conversion is a measure of the strength of cash generation in the business and is measured as a percentage by dividing operating cash flow by adjusted operating profit in the reporting period. The Financial Review on page 14 provides the calculation of operating cash flow conversion. Underlying revenue and underlying adjusted operating profit Underlying revenue and underlying adjusted operating profit refer to results adjusted for acquisitions and disposals, the phasing of events, including biennials, the impact of changes from implementing new accounting standards and accounting policy changes and the effects of changes in foreign currency by adjusting the current year and prior year amounts to use consistent currency exchange rates. Phasing and biennial adjustments relate to the alignment of comparative period amounts to the usual scheduling cycle of events in the current year. Where an event originally scheduled for 2023 or 2024 was either cancelled or postponed there was an adverse impact on 2023 or 2024 underlying growth as no adjustment was made for these in the calculation. The results from acquisitions are included on a pro-forma basis from the first day of ownership in the

Informa PLC | Half-Year Results for Six Months to 30 June 2024 61 Informa.com comparative period. Disposals are similarly adjusted for on a pro-forma basis to exclude results in the comparative period from the date of disposal. Underlying measures are provided to aid comparability of revenue and adjusted operating profit results against the prior year. The Financial Review on page 9 provides the reconciliation of underlying measures of growth to reported measures of growth in percentage terms.

Informa PLC | Half-Year Results for Six Months to 30 June 2024 62 Informa.com Additional Information and Where to Find It In connection with the proposed transaction (the “proposed transaction”), Toro CombineCo, Inc. (“NewCo”) filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-280529) containing a preliminary proxy statement of TechTarget, Inc. (“TechTarget”) that also constitutes a preliminary prospectus of NewCo (the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus is not final and may be amended. A definitive Proxy Statement/Prospectus will be mailed to stockholders of TechTarget. TechTarget and NewCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that TechTarget or NewCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, TECHTARGET INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY TECHTARGET OR NEWCO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. TechTarget investors and security holders may obtain free copies of the preliminary Proxy Statement/Prospectus filed on June 27, 2024 and will be able to obtain copies of the definitive Proxy Statement/Prospectus (when it becomes available), as well as other filings containing important information about TechTarget, NewCo, and other parties to the proposed transaction (including Informa PLC (“Informa”)), without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by TechTarget will be available free of charge under the tab “Financials” on the “Investor Relations” page of TechTarget’s internet website at www.investor.techtarget.com or by contacting TechTarget’s Investor Relations Department at investor@techtarget.com Participants in the Solicitation TechTarget, NewCo and Informa, and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from TechTarget’s stockholders in connection with the proposed transaction. Information regarding the directors of Informa is contained in Informa’s annual reports and accounts available on Informa’s website at www.informa.com/investors and in the National Storage Mechanism at data.fca.org.uk/#/nsm/nationalstoragemechanism. Information regarding the directors and executive officers of TechTarget is contained in TechTarget’s proxy statement for its 2024 annual meeting of stockholders, filed with the SEC on April 17, 2024, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, is included in the preliminary Proxy Statement/Prospectus filed on June 27, 2024, and will be contained in the definitive Proxy Statement/Prospectus and other relevant materials that are filed or will be filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above. No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Cautionary Note Regarding Forward-Looking Statements This communication contains “forward-looking” statements within the meaning of Section 27A of the

Informa PLC | Half-Year Results for Six Months to 30 June 2024 63 Informa.com Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve substantial risks and uncertainties. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of NewCo following completion of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” or the negatives of these words or other similar terms or expressions that concern TechTarget’s or NewCo’s expectations, strategy, priorities, plans, or intentions. Forward-looking statements are based upon current plans, estimates, and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates, or expectations include, among others: that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations, or restrictions in connection with such approvals or that the required approval by the shareholders of TechTarget may not be obtained; the risk that the proposed transaction may not be completed in the time frame expected by TechTarget, NewCo or Informa, or at all; unexpected costs, charges, or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of NewCo following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the relevant portion of the Informa tech digital businesses with the business of TechTarget; the ability of NewCo to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of NewCo; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification, and liability; evolving legal, regulatory, and tax regimes; changes in economic, financial, political, and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade, and policy changes associated with the current or subsequent U.S. administration; risks related to disruption of management time from ongoing business operations due to the proposed transaction; certain restrictions during the pendency of the proposed transaction that may impact TechTarget’s ability to pursue certain business opportunities or strategic transactions; TechTarget’s, NewCo’s and Informa’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of TechTarget’s common stock; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of TechTarget to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, stockholders, strategic partners and other business relationships and on its operating results and business generally; market acceptance of TechTarget’s and the relevant portion of the Informa Tech

Informa PLC | Half-Year Results for Six Months to 30 June 2024 64 Informa.com digital businesses’ products and services; the impact of pandemics and future health epidemics and any related economic downturns, on TechTarget’s business and the sectors in which it and its customers operate; changes in economic or regulatory conditions or other trends affecting the internet, internet advertising and information technology industries; data privacy and artificial intelligence laws, rules, and regulations; the impact of foreign currency exchange rates; certain macroeconomic factors facing the global economy, including instability in the regional banking sector, disruptions in the capital markets, economic sanctions and economic slowdowns or recessions, rising inflation and interest rate fluctuations on TechTarget’s and the relevant portion of the Informa Tech digital businesses’ results and other matters included in TechTarget’s filings with the SEC, including in Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2023. These risks, as well as other risks associated with the proposed transaction, are more fully discussed the preliminary Proxy Statement/Prospectus filed on June 27, 2024, and will be contained in the definitive Proxy Statement/Prospectus and other relevant materials that are filed or will be filed with the SEC (when they become available). While the list of factors presented here and in the preliminary Proxy Statement/Prospectus are, and the list of factors to be presented in definitive Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new sectors or segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Any forward-looking statements speak only as of the date of this communication. None of TechTarget, NewCo or Informa undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this communication nor the continued availability of this communication in archive form on TechTarget’s website at www.investor.techtarget.com or Informa’s website at www.informa.com/investors should be deemed to constitute an update or re-affirmation of these statements as of any future date.